                                                Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-104553


                                   PROSPECTUS

                            Up to 6,501,468 shares of
                                  common stock

                                MICROISLET, INC.

This prospectus relates to the sale of up to 6,501,468 shares of our common stock, par value $0.001 per share by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

Our common stock is traded on the OTC Bulletin Board under the symbol "MIIS". The closing sale price of our common stock, as reported on the OTC Bulletin Board on April 28, 2003, was $1.50 per share.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SELLING STOCKHOLDER IS AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED.



                 The date of this prospectus is April 29, 2003.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Prospectus Summary.........................................................  1
Risk Factors...............................................................  3
Forward Looking Statements................................................. 10
Use of Proceeds............................................................ 11
The Fusion Transaction..................................................... 11
Selling Stockholder........................................................ 14
Plan of Distribution....................................................... 14
Market Price Information................................................... 16
Management's Discussion and Analysis....................................... 17
Business................................................................... 22
Management................................................................. 30
Principal Stockholders and Security Ownership of Management................ 36
Certain Relationships and Related Transactions............................. 38
Description of Securities.................................................. 39
Legal Matters.............................................................. 40
Experts.................................................................... 40
Where You Can Find More Information About Us............................... 40
Index to Consolidated Financial Statements.................................F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and is seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "MicroIslet", "we", "us" and "our" refer to MicroIslet, Inc., a Nevada corporation, unless the context otherwise requires.

                               PROSPECTUS SUMMARY


THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR FINANICAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION.

                                ABOUT OUR COMPANY

                                     GENERAL

Our company was incorporated under the laws of the state of Nevada on November 10, 1998. Our business plan was to seek to provide guidance to start-up and development stage companies in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. We conducted only limited business activities toward our initial plan. Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" from December 12, 2000 to May 8, 2002.

On December 14, 2001, we underwent a change of control as a result of the sale and purchase of approximately 90% of our issued and outstanding stock. This change in control also resulted in a change in our management. The successor management elected to change our business plan by characterizing us as a public "blind pool" or "blank check" company. Our plan of operations became to seek, investigate, and if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of business acquisition transaction.

In furtherance of our business plan, on April 24, 2002, we acquired MicroIslet, Inc., a Delaware corporation ("MSLT Delaware") through a merger of our newly formed, wholly owned subsidiary with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing approximately 85% of the post-merger outstanding shares of the company.

As a result of the merger, we are now a biotechnology company engaged in the research, development and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. MSLT Delaware has licensed several technologies from Duke University Medical Center developed over the last decade for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources. These proprietary methods are among advances in the field of transplantation that may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121. You can reach our principal executive offices by telephone at (858) 657-0287 or through our website at www.microislet.com. The content of this website does not constitute part of this prospectus.

                                  THE OFFERING

On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital has agreed to purchase, on each trading day, $20,000 of our common stock up to an aggregate, under certain conditions, of $12.0 million. Fusion Capital, the selling stockholder under this prospectus, is offering for sale up to 6,501,468 shares of our common stock that it holds or may in the future acquire from us pursuant to the common stock purchase agreement. As of April 2, 2003, there were 23,160,079 shares outstanding, including the 501,468 shares that we have issued to Fusion Capital as compensation for its purchase commitment and expense reimbursement, but excluding the 6,000,000 shares offered by Fusion Capital pursuant to this prospectus. The number of shares offered by this prospectus represents 28% of the total common stock outstanding as of April 2, 2003. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement. Fusion Capital does not have the right or the obligation to purchase our stock in the event that the stock is trading below $0.50 per share.

We will not receive any proceeds from the sale of any of the shares offered and sold by Fusion Capital. However, we may receive up to $12.0 million in gross proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement for general corporate and working capital purposes.

                             SUMMARY FINANCIAL DATA

The following table summarizes certain selected financial data and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this prospectus. The following financial information should also be read together with "Management's Discussion and Analysis." The financial data for the years ended December 31, 2002 and 2001 and the period from August 21, 1998 (inception) to December 31, 2002 are derived from audited financial statements. Because we were a "blank check" shell company with no assets or liabilities prior to our merger with MSLT Delaware, all pre-merger financial information set forth below pertains only to MSLT Delaware. In our opinion, the financial data set forth immediately below reflect all adjustments consisting of only normal recurring adjustments necessary for a fair statement of results of operations for such periods.

STATEMENT OF OPERATIONS DATA:

                                                                  For the Period
                                         For the Years Ended            From
                                      ---------------------------   inception to
                                      December 31,   December 31,   December 31,
                                          2002           2001           2002
                                      ------------   ------------   ------------
                                        (in thousands except per share data)
Research & Development expenses       $     1,137    $     4,094    $     5,865
General & Administrative expenses           5,106            828          6,361
Loss from Operations                        6,107          4,905         12,072

Net Loss                                    6,106          4,894         12,038
                                      ============   ============   ============
Loss per share                        $      0.29    $      0.29    $      0.66

Weighted average number of shares
outstanding used in calculation            20,904         16,978         18,372


BALANCE SHEET DATA:
                                      December 31,   December 31,
                                         2002            2001
                                      ------------   ------------
Cash                                  $       814    $       549
Total Current Assets                          959            578
Total Assets                                1,188            668
Current Liabilities                           706            306
Total Equity                                  483            362

                                  RISK FACTORS

You should consider the following factors and other information in this prospectus relating to our business and prospects before deciding to invest in the securities. This investment involves a high degree of risk, and you should purchase the securities only if you can afford to lose the entire sum invested in these securities. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or operating results. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and presented elsewhere by management from time to time.

COMPANY RISKS

MICROISLET HAS A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE. OUR INDEPENDENT AUDITORS HAVE RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have experienced significant operating losses in each period since our inception. As of December 31, 2002, we have incurred total losses of $12 million. Due to those losses and our need for additional capital to sustain operations, our independent auditors have noted in their report on our consolidated financial statements a substantial doubt about our ability to continue as a going concern. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH EVEN IF WE ARE ABLE TO ACCESS THE FULL $12.0 MILLION UNDER THE COMMON STOCK PURCHASE AGREEMENT WITH FUSION CAPITAL. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our current plans indicate we will need significant additional capital for research and development, in addition to our financing arrangement with Fusion Capital, before we have any anticipated revenue generating products. Due to our need for future capital and our net losses, our independent auditors have noted in their report on our consolidated financial statements substantial doubt about our ability to continue as a going concern. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

         o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

         o    our progress with research and development;

         o    the costs and timing of obtaining new patent rights;

         o    the extent to which we acquire or license other technologies; and

         o regulatory changes and competition and technological developments in the market.

The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock, the factors listed above and other factors. For example, our continued access to financing under our common stock purchase agreement with Fusion Capital requires the registration statement of which this prospectus is a part to remain effective. If obtaining sufficient financing from Fusion Capital were to prove prohibitively expensive, we will need to secure another source of funding in order to satisfy our working capital needs.

When we require additional funds, which may be above and beyond the $12.0 million that we may raise from Fusion Capital, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offering of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our stockholders will be diluted.

WE MAY NOT BE ABLE TO OBTAIN THE FULL $12.0 MILLION GROSS PROCEEDS UNDER OUR COMMON STOCK PURCHASE AGREEMENT WITH FUSION CAPITAL.

We only have the right to receive $20,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $3.00, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. Fusion Capital will not have the right or the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.50. Since we are initially registering 6,000,000 purchase shares for sale by Fusion Capital pursuant to this prospectus, the selling price of our common stock to Fusion Capital will have to average at least $2.00 per share for us to receive the maximum proceeds of $12.0 million without registering additional shares of common stock. Assuming a purchase price of $1.50 per share (the average of the high and low prices of our common stock on April 10, 2003) and the purchase by Fusion Capital of the full 6,000,000 shares under the common stock purchase agreement, proceeds to us would only be $9.0 million unless we choose to register more than 6,000,000 shares, which we have the right, but not the obligation, to do.

WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

A trust affiliated with Mr. John J. Hagenbuch, who beneficially owns approximately 7.8% of our shares, made a short term loan to us for $300,000 on April 11, 2003 to meet working capital needs. We may not be able to obtain capital from related parties in the future. Neither Mr. Hagenbuch nor any of our officers, directors, or other stockholders (other than Fusion Capital under the common stock purchase agreement) are under any obligation to continue to provide cash to meet our future liquidity needs.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

We are a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-P(TM). This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

         o are accepted by, and marketed successfully to, the diabetes marketplace;

         o    are safe and effective;

         o    are protected from competition by others;

         o    do not infringe the intellectual property rights of others;

         o are developed prior to the successful marketing of similar products by competitors; or

         o can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.


WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES, AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o the terms of our agreements with our current or future collaborators may not be favorable to us;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

         o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY PROGRAMS, AND IF WE DO NOT, YOUR INVESTMENT MAY DECLINE IN VALUE.

Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes. However, these efforts may never generate revenue.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. FAILURE TO RECEIVE APPROVAL FOR COMMERCIALIZATION OF ANY POTENTIAL PRODUCT DEVELOPED BY US OR OUR COLLABORATORS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND YOUR INVESTMENT.

The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product that we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. THESE AND OTHER REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

Our business involves the transplantation of animal parts into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

The FDA has published guidelines for development of xenotransplantation products and is continuing to monitor closely the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPITAL RESOURCES AND MORE EXPERIENCE IN RESEARCH AND DEVELOPMENT, MANUFACTURING AND MARKETING THAN US, WE MAY NOT SUCCEED IN DEVELOPING OUR PROPOSED PRODUCTS AND BRINGING THEM TO MARKET IN A COST-EFFECTIVE, TIMELY MANNER.

We expect to compete with a broad range of organizations that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

         o    biotechnology, pharmaceutical, chemical and other companies;

         o    academic and scientific institutions;

         o    governmental agencies; and

         o    public and private research organizations.

We are an early-stage company engaged exclusively in research and development. We have not yet completed our first product and have no revenue from operations. As a result, we may have difficulty competing with larger, established biomedical and pharmaceutical companies. These companies have much greater financial, technical, research, marketing, sales, distribution, service and other resources than us. Moreover, they may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. We anticipate strong competition from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. We also expect to compete with other companies involved, like us, in the implantation of cells. These cells may be derived from animals, embryonic or adult stem cells, human cells or genetically altered cell lines.

IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

Our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.

WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties that have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

IF WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND HAVE NOT OBTAINED ADEQUATE INSURANCE TO PROTECT AGAINST THESE CLAIMS, OUR FINANCIAL CONDITION WOULD SUFFER.

If we are able to launch commercially our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties for which we have agreed to indemnify could incur liability.

Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATING TO THIS OFFERING AND OUR STOCK

THE SALE OF OUR COMMON STOCK TO FUSION CAPITAL MAY CAUSE DILUTION AND THE SALE OF THE SHARES OF COMMON STOCK ACQUIRED BY FUSION CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

The sales price for the common stock to be issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that the shares offered by this prospectus will be sold over a period of up to 30 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

FUTURE SALES OF OUR COMMON STOCK OR THE PERCEPTION THAT FUTURE SALES COULD OCCUR, MAY ADVERSELY AFFECT OUR COMMON STOCK PRICE.

If a large number of shares of our common stock are sold in the open market or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.

On February 13, 2003, we registered up to 705,956 shares of our common stock for resale by private investors. Approximately 17.2 million shares of common stock issued to shareholders of MSLT Delaware in our business combination are available for resale under Rule 144, subject to notice, volume and manner of sale restrictions under that rule.

The selling shareholders under our registration statements will be permitted to sell their registered shares in the open market from time to time without advanced notice to us or to the market and without limitations on volume. We have also granted registration rights with respect to 1,500,000 shares that may be purchased under warrants issued by us to related party consultants in April 2002.

Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by Fusion Capital and other existing shareholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR INVESTMENT.

The trading volume of our stock on the OTC Bulletin Board has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended March 31, 2003, the average daily trading volume of our stock was approximately 13,800 shares and the shares traded as low as $1.30 and as high as $2.39 per share. There were nineteen days during that quarter when the trading volume of our stock was under 1,000 shares. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including::

         o actual or anticipated variations in quarterly and annual operating results;

         o announcements of technological innovations by us or our competitors;

         o    developments or disputes concerning patent or proprietary rights;
              and

         o general market perception of biotechnology and pharmaceutical companies.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED BY THE SEC A "PENNY STOCK," WHICH CAN ADVERSELY AFFECT ITS LIQUIDITY.

Our common stock does not currently qualify for listing on the Nasdaq Stock Market. If our common stock continues to be quoted on the OTC Bulletin Board, and if the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, brokers or dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker or dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements could severely limit the liquidity of such securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, another risk associated with trading in penny stocks may be high price fluctuations.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

We have issued options and warrants to acquire common stock to our employees, directors and consultants at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options for approximately 2,895,773 shares outstanding that have exercise prices at or below the recent market price of our stock of $1.50 per share. We have options and warrants for 2,087,894 shares outstanding at prices above the current $1.50 market price, and if the current market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

Our executive officers, directors and their affiliates beneficially own or control approximately 44.1% percent of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable on or before June 9, 2003). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

On May 28, 2002, our stockholders authorized the issuance of up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

WE HAVE NOT, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and the expansion of our business.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," or "should" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" and other sections of this prospectus, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                 USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholder. We will pay the costs of registering those shares. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $12.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Any proceeds from Fusion Capital we receive under the common stock purchase agreement will be used for working capital and general corporate purposes.

                             THE FUSION TRANSACTION

GENERAL

On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement, $20,000 of our common stock or an aggregate of $12.0 million. The $12.0 million of common stock is to be purchased over a 30 month period, subject to a six month extension or earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.50.

We have authorized the sale and issuance of 6,000,000 shares of our common stock to Fusion Capital under the common stock purchase agreement, all of which we have registered. We estimate that the maximum number of shares we will sell to Fusion Capital under the common stock purchase agreement will be 6,000,000 shares (exclusive of the 491,468 shares issued to Fusion Capital as the commitment fee and 10,000 shares issued as expense reimbursement) assuming Fusion Capital purchases all $12.0 million of common stock.

PURCHASE OF SHARES UNDER THE COMMON STOCK PURCHASE AGREEMENT

Under the common stock purchase agreement, beginning within five (5) trading days after the date of this prospectus, Fusion Capital is obligated to purchase a specified dollar amount of our common stock on each trading day. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital must purchase on each trading day during the term of the agreement $20,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $20,000 unless our stock price is above $3.00 per share for five (5) consecutive trading days. The purchase price per share is equal to the lesser of:

         o    the lowest sale price of our common stock on the purchase date; or

         o the average of the three (3) lowest closing sale prices of our common stock during the ten (10) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $20,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement, which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

The following table sets forth the number of shares of our common stock that would be sold to Fusion Capital under the common stock purchase agreement at varying purchase prices:

                        NUMBER OF SHARES      PERCENTAGE OUTSTANDING      PROCEEDS FROM THE SALE OF
    ASSUMED                  TO BE             AFTER GIVING EFFECT         SHARES TO FUSION CAPITAL
    AVERAGE              ISSUED IF FULL         TO THE ISSUANCE TO          UNDER THE COMMON STOCK
  PURCHASE PRICE          PURCHASE(1)           FUSION CAPITAL(2)             PURCHASE AGREEMENT
  --------------          -----------           -----------------             ------------------
     $0.50                 6,000,000                 21.9%                        $3,000,000
     $1.00                 6,000,000                 21.9%                        $6,000,000
     $1.50(3)              6,000,000                 21.9%                        $9,000,000
     $2.00                 6,000,000                 21.9%                       $12,000,000
     $2.50                 4,800,000                 18.6%                       $12,000,000
     $3.00                 4,000,000                 16.3%                       $12,000,000

____________________

         (1) Based on a maximum of 6,000,000 shares for purchase by Fusion Capital registered in the registration statement which includes this prospectus.

         (2) Based on 23,160,079 shares outstanding as of April 2, 2003. Includes the issuance of 501,468 shares of common stock issued to Fusion Capital as a commitment fee and expense reimbursement and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

         (3) Average of the high and low prices of our common stock on April 28, 2003.

We estimate that we will issue no more than 6,501,468 shares to Fusion Capital under the common stock purchase agreement, including the shares issued as a commitment fee and expense reimbursement, all of which are included in this offering. If more than 6,000,000 shares are issuable to Fusion Capital under the common stock purchase agreement, we have the right to terminate the agreement without any payment or liability to Fusion Capital.

MINIMUM PURCHASE PRICE

We have the right to set a minimum purchase price ("floor price") at any time. Currently, the floor price is $1.00. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price cannot be less than $0.50. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

OUR RIGHT TO SUSPEND PURCHASES

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

OUR RIGHT TO INCREASE AND DECREASE THE DAILY PURCHASE AMOUNT

Under the common stock purchase agreement, Fusion Capital has agreed to purchase on each trading day during the 30 month term of the agreement, $20,000 of our common stock or an aggregate of $12.0 million. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day's notice. We also have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $0.25 increase in threshold price above $2.75, we have the right to increase the daily purchase amount by up to an additional $2,000. For example, if the threshold price is $3.50 we would have the right to increase the daily purchase amount to up to an aggregate of $26,000. The "threshold price" is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the threshold price, the applicable increase in the daily purchase amount will be void.

OUR TERMINATION RIGHTS

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. This notice shall be effective one trading day after Fusion Capital receives it.

EFFECT OF PERFORMANCE OF THE COMMON STOCK PURCHASE AGREEMENT ON OUR STOCKHOLDERS

All shares registered in this offering will be freely tradable. We anticipate that shares registered in this offering will be sold by Fusion Capital over a period of up to 30 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and
(3) terminate the common stock purchase agreement.

NO SHORT-SELLING OR HEDGING BY FUSION CAPITAL

Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

EVENTS OF DEFAULT

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

         o the effectiveness of the registration statement of which this prospectus is a part lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty
              (30) trading days in any 365-day period;

         o suspension by our principal market of our common stock from trading for a period of three (3) consecutive trading days;

         o the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National SmallCap Market, the Nasdaq Bulletin Board Exchange, the New York Stock Exchange or the American Stock Exchange;

         o the transfer agent`s failure for five (5) trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

         o any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements that has or that could have a material adverse effect on us subject to a cure period of ten (10) trading days;

         o a default by us of any payment obligation in excess of $1.0 million; or

         o any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

COMMITMENT SHARES ISSUED TO FUSION CAPITAL

Under the terms of the common stock purchase agreement, Fusion Capital has received 491,468 shares of our common stock as a commitment fee. Fusion Capital has also received 10,000 shares of common stock and $10,000 as expense reimbursement. Unless an event of default occurs, the 491,468 commitment shares must be held by Fusion Capital until 30 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated.

NO VARIABLE PRICED FINANCINGS

Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital's prior written consent.

                               SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office or had any other material relationship with us.

                                                             Percentage of                                       Percentage of
                                                              Outstanding                                         Outstanding
                                                                Shares            Shares          Shares            Shares
                                       Shares Beneficially   Beneficially         Offered      Beneficially      Beneficially
                                             Owned               Owned            in the           Owned          Owned After
Name of Selling Stockholder              Before Offering    Before Offering      Offering     After Offering       Offering
---------------------------              ---------------    ---------------      --------     --------------       --------
                                                                                    (1)
Fusion Capital Fund II, LLC (1)(2)              501,468           2.17%         6,501,468               0              0%


(1) As of the date of this prospectus, 491,468 shares of our common stock have been acquired by Fusion Capital under the common stock purchase agreement as a commitment fee and 10,000 shares have been acquired by Fusion Capital as expense reimbursement. Fusion Capital may acquire additional shares under the common stock purchase agreement in the aggregate amount of $12.0 million. Percentage of outstanding shares beneficially owned before the offering is based on 23,160,079 shares of common stock outstanding as of April 2, 2003 and the percentage of outstanding shares beneficially owned after the offering is based on 23,160,079 shares of common stock outstanding as of April 2, 2003 plus 6,000,000 additional shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date of this prospectus. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $20,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement, which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

(2) Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this prospectus.

                              PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

         o    ordinary brokers' transactions;
         o    transactions involving cross or block trades;
         o through brokers, dealers, or underwriters who may act solely as agents;
         o    "at the market" into an existing market for the common stock;
         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
         o    in privately negotiated transactions; or
         o    any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an "underwriter" within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

                            MARKET PRICE INFORMATION

Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" from December 12, 2000 to May 8, 2002. The following table sets forth the high and low bid prices for our common stock as reported by various OTC Bulletin Board market makers. The quotations reflect inter-dealer prices and may not reflect adjustments for retail mark-ups, markdowns, or commissions and may not reflect actual transactions.

                                                              Bid Quotations
                                                              --------------
                                                             High        Low
                                                             ----        ---

2001
       First Quarter....................................      1.00        0.175
       Second Quarter...................................      0.50        1.031
       Third Quarter....................................      0.95        0.55
       Fourth Quarter...................................      1.30        0.52

2002
       First Quarter....................................      6.20        0.70
       Second Quarter...................................      6.75        3.65
       Third Quarter....................................      4.15        1.80
       Fourth Quarter...................................      3.50        2.05

2003
       First Quarter....................................      2.39        2.10
       Second Quarter through April 28, 2003............      1.50        1.33

On April 10, 2003, there were approximately 75 stockholders of record of our common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

MicroIslet does not pay dividends.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Although we are no longer a "blank check" company following our acquisition of MSLT Delaware, an operating entity, we remain in the development stage. We have no products for sale and are focused on research and development activities. We have had only limited revenues from grants, we have had significant losses since inception. We anticipate that we will incur substantial additional operating losses in future years as we progress in our research and development programs, and we will need to raise additional capital during the next twelve months to meet operating costs. At December 31, 2002, we had an accumulated deficit of approximately $12 million. We do not expect to produce revenues from operations for the foreseeable future, so our revenues will be limited to research grants we are able to obtain. As a result of our need for capital and our net losses to date, our independent auditors have noted in their report on our consolidated financial statements substantial doubt about our ability to continue as a going concern.

Our acquisition of MSLT Delaware was completed on April 24, 2002. We issued new shares of our common stock to the stockholders of MSLT Delaware in exchange for all the outstanding common stock and preferred stock of MSLT Delaware. The acquisition was accounted for as a reverse acquisition because former stockholders of MSLT Delaware owned a majority of our outstanding stock subsequent to the acquisition. For accounting purposes, MSLT Delaware is deemed to have acquired ALD Services and therefore all financial information presented in this prospectus represents the results of operations of MSLT Delaware.

Our business plan for the next twelve months is to demonstrate the feasibility of the concepts behind our product candidate. It is necessary for us to establish evidence of feasibility of our approach in order to advance to subsequent milestones.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. Certain of our policies require the application of management judgement in making estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Those estimates and assumptions are based on historical experience and various other factors deemed to be applicable and reasonable under the circumstances. The use of judgement in determining such estimates and assumptions is by nature, subject to a degree of uncertainty. Accordingly, actual results could differ from the estimates made. Our significant accounting policies include:

GRANT REVENUE

We recognize grant revenue as qualifying research expenses are incurred.

STOCK-BASED COMPENSATION

We have adopted the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation ("FAS 123"). Under FAS 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. Since our employee stock options are granted on this basis and we have chosen to use the intrinsic value method, we have not recognized compensation expense for stock option grants. We do, however, include in Note 2 pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Deferred charges for options granted to non-employees are determined in accordance with Statement of Financial Accounting Standards No. 123 and EITF 96-18 as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest and are included as unearned stock compensation in the stockholders' equity section of the balance sheet.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The voluntary transition and amended disclosure requirements are effective for us for fiscal years ending after December 15, 2002. The interim reporting requirements are effective for our interim periods beginning January 1, 2003. We currently account for stock-based employee compensation under the intrinsic value method in accordance with APB No. 25. We do not plan to change voluntarily our method of accounting, but we had implemented the amended disclosure requirements as of December 31, 2002. Refer to Note 2 to our pro forma financial results using the fair value method of accounting for stock based compensation.

ALLOCATION OF COSTS

We allocate certain indirect costs associated with support activities such as the rent and utilities for facilities. These costs are allocated between research and development expense and general and administrative expense based on headcount and/or square footage.

RESULTS OF OPERATIONS

Grant revenue for 2002 and 2001 was $137,087 and $16,846, consisting entirely of research grants. The increase reflected the award of a research grant from the National Institutes of Health and related reimbursed research activities.

Total operating expenses were $6,243,877 in 2002 and $4,921,868 in 2001. The increase in expenses was principally the result of warrant compensation expense of $3,477,723 recognized in 2002, as discussed in Note 7 to our consolidated financial statements. General and administrative expenses increased to $5,106,412 in 2002 from $827,871 in 2001 primarily due to the warrant compensation expense and other expenses incurred in connection with our business combination and related compliance costs. Research and development expenses decreased to $1,137,465 in 2002 from $4,093,997 in 2001, reflecting decreased expense relating to issuance of stock under our agreement with Duke University and decreased option compensation expense. Research and development expense includes a charge of $2,067,500 in 2001 for stock issued to Duke University under our license agreement.

Interest income was $19,432 in 2002 and $9,268 in 2001. The fluctuations in interest income are due primarily to corresponding changes in the levels of cash and cash equivalents during the periods and decreasing yields from our investments.

Our net loss was $6,106,135, or $0.29 per common share in 2002 and $4,894,096, or $0.29 per common share in 2001. We expect to report additional significant net losses for the foreseeable future.

We have not generated profits to date and therefore have not paid any federal income taxes since inception. At December 31, 2002, our federal tax net operating loss and federal tax credit carryfowards were $6,706,250 and $280,000, respectively, which will begin to expire in 2022, if not utilized. Our ability to utilize our net operating loss and tax credit carryforwards may become subject to limitation in the event of a change in ownership.

LIQUIDITY AND CAPITAL RESOURCES

We and MSLT Delaware financed our operations since inception primarily through private sales of equity securities, which, from inception through December 31, 2002, have netted approximately $5.1 million, and to a lesser degree, through grant funding and interest earned on cash and cash equivalents. These financing sources have historically allowed us to maintain adequate levels of cash and other liquid investments.

Our combined cash and cash equivalents totaled $813,696 at December 31, 2002, an increase of $264,915 from December 31, 2001. During the year ended December 31, 2002, we and MSLT Delaware raised net proceeds of $2,418,058 through the sale of equity securities. The primary uses of cash and cash equivalents during the year ended December 31, 2002 included $1,998,239 to finance our operations and working capital requirements, and $154,904 in capital equipment purchases.

Our future cash requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of pre-clinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents, competing technological and market developments and the cost of product commercialization. We do not expect to generate a positive cash flow from operations at least until the commercial launch of our first product and possibly later given the expected spending for research and development programs and the cost of commercializing our product candidates. We intend to seek additional funding through grants and through public or private financing transactions. Successful future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, regulatory approvals and market acceptance for our products. See "Risk Factors" above.

On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital pursuant to which Fusion Capital agreed to purchase, on each trading day during the term of the agreement, up to $20,000 of our common stock, up to an aggregate of $12.0 million. Fusion Capital is not obligated to purchase our stock in the event that the purchase price falls below $0.50 per share, if the registration statement which includes this prospectus is not effective or under certain conditions described in this prospectus. Consequently, the amount and timing of proceeds that we will receive under the agreement, if any, is uncertain.

On April 11, 2003, we borrowed $300,000 from a trust affiliated with Mr. John J. Hagenbuch, who beneficially owns approximately 7.8% of our shares, for working capital needs. The loan bears interest at an annual rate of 4.25%, with principal and accrued interest due August 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $1.49 per share.

We expect that our available cash and expected grant and interest income will be sufficient to finance currently planned activities into the second quarter of 2003. We are currently pursuing additional sources of financing in addition to Fusion Capital. If we cannot obtain additional funding prior to the end of May of 2003, we will make reductions in the scope and size of our operations and may curtail activities in order to conserve cash until such funding is obtained. These estimates are forward-looking statements based on certain assumptions that could be negatively impacted by the matters discussed under this heading and under the caption "Risk Factors" above. In order to grow and expand our business, and to introduce our product candidates into the marketplace, we will need to raise additional funds. Due to our need for additional capital and our net losses, our independent auditors have noted in their report on our consolidated financial statements a substantial doubt about our ability to continue as a going concern.

We will also need additional funds or a collaborative partner, or both, to finance the clinical development activities of our product candidate. We expect that our primary sources of capital for the foreseeable future will be through the public or private sale of our debt or equity securities and through collaborative arrangements. There can be no assurance that such collaborative arrangements, or any public or private financing, will be available on acceptable terms, if at all, or can be sustained. Several factors will affect our ability to raise additional funding, including, but not limited to, market volatility of our common stock and economic conditions affecting the public markets generally or some portion or all of the technology sector. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, which may have a material adverse effect on our business. See "Risk Factors" above.

PLAN OF OPERATION

We have budgeted our total costs for our operations for the next twelve months at $5,070,000. We believe however that the costs of initial feasibility studies could range from $4 to $6 million. If we are not able to raise at least $4 million during the next twelve months through the sale of securities or through other means such as research grants, we will not be able to complete initial feasibility studies or any other research and development which depends on the results of initial feasibility studies. In such case, we may be required to sell or license some or all of our technology or assets or curtail or cease operations. The actual amount of funds required within the next twelve months, and the amount required to complete initial feasibility studies, will depend on a variety of factors, many of which are outside of our control. These factors include, among others, the results of initial and follow-up studies and unforeseen changes in biopharmaceutical regulations.

The $5,070,000 we have budgeted for the next twelve months is divided into the following categories:

Category                                  Estimated Cost
--------                                  --------------
Personnel                                   $ 1,962,000
Advisory board                                 $162,000
Sponsored research                             $625,000
Outside consultants and services               $625,000
Supplies and materials                         $604,000
Travel & entertainment                         $184,000
Facilities                                     $381,000
General & administrative                       $527,000
                                            -----------
Total                                       $ 5,070,000
                                            ===========

The actual costs within each category, and the total costs for initial feasibility studies, may vary significantly from the estimates set forth above based on the factors discussed above.

Our initial feasibility studies will consist of cell transplantation studies primarily involving rats and/or mice. These studies will use non-encapsulated and encapsulated animal islet cells. The encapsulated cells will be isolated and encapsulated by us using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory. This work will be conducted by our research and development team at our facility with assistance from outside contractors and two to five additional employees we expect to hire.

The transplantation surgery and subsequent monitoring is expected to take place at one or more academic institutions with which we have relationships through our Scientific Advisory Board. Together with these collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the feasibility of the concepts behind our product candidate in animals. The following are the milestones associated with our initial feasibility studies, and the estimated time of completion and estimated cost of each:

                                                                     Estimated Time of        Estimated Cost of
Milestone                                                                Completion       Achieving Each Milestone
---------                                                                ----------       ------------------------
Testing viability and functionality of non-encapsulated islets in     2nd Quarter 2003      $1 to $1.4 million
vitro and in small animals

Testing viability and functionality of encapsulated islets in vitro   1st Quarter 2004      $2.6 to $4 million
and in non-human primates

Consistency achieving satisfactory levels of capsule strength,        4th Quarter 2003      Included in above costs
uniformity and stability

Our work toward achieving these milestones will overlap, and the amount of effort and expense for each milestone may vary significantly depending on the favorability, consistency and repeatability of results.

Since none of our product candidates have yet advanced beyond the research stage, the process of developing product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities.

The following chart is a summary of the significant milestones our management believes we will have to meet after successfully completing initial feasibility studies in order to begin and complete clinical human trials, and to eventually generate revenue from the sale of our product candidates. The chart also includes the estimated cost of achieving each milestone.

                                                                       Estimated Time of        Estimated Cost of
Milestone                                                                  Completion       Achieving Each Milestone
---------                                                                  ----------       ------------------------
COMPLETE FORMAL ANIMAL STUDIES IN ANTICIPATION OF FILING                1st Half of 2005          $6-10 Million
INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FOOD AND DRUG
ADMINISTRATION. Once we have established the "proof of concept" behind our product candidates, we plan to initiate formal studies to demonstrate safety and efficacy in support of human clinical trials.
These studies will involve both small and large mammals under controlled conditions and will likely be performed in our academic collaborators' and outside contract facilities. These studies will depend on our ability to identify one or more sources that will supply to us or our collaborators a requisite amount of ultra-pure alginate for the capsules and porcine islets. We intend to engage in ongoing discussions with the FDA during these evaluations. Once we are comfortable with the safety and efficacy results of these studies we plan to file the investigational new drug application with the FDA.


                                       20

COMPLETE ALLOTRANSPLANTATION HUMAN CLINICAL STUDIES. These studies      2nd Half of 2005            $2-3 Million
involve the transplantation of human islet cells using our
encapsulation processes from one human to another. We hope these studies will validate our microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials.

INITIATE AND COMPLETE PHASE I HUMAN CLINICAL TRIALS. Once the formal,         2006                     Unknown
controlled animal studies have been completed, we plan to file the investigational new drug application. If the application is approved, we hope to begin clinical trials in humans with Type 1 diabetes shortly thereafter. Clinical trials of pharmaceuticals or biologics typically involve three phases. The first of these phases involves an evaluation of the safety of the experimental product in humans, and if possible, an evaluation of the early indications of its effectiveness.

INITIATE AND COMPLETE PHASE II HUMAN CLINICAL TRIALS. The second phase        2007                     Unknown
involves further safety testing, and an evaluation of efficacy, dose schedules and routes of administration in a larger human population.
This phase sometimes overlaps with the Phase I study.

INITIATE AND COMPLETE PHASE III HUMAN CLINICAL TRIALS. These studies        2008-2009                  Unknown
are usually randomized, double-blind studies testing product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. Because of the scope and the number of patients involved, significant capital is required for these trials.

COMPLETE HUMAN CLINICAL TRIALS AND SUBMIT OUR PRODUCT TO THE FDA FOR       2010 or later               Unknown
APPROVAL. Once the clinical investigations are complete, we intend to submit an application to the FDA including all of our clinical and preclinical data.

BEGIN TO MANUFACTURE, MARKET AND SELL OUR PRODUCT.                         2010 or later               Unknown


The success, cost, and estimated time of completion of each step will depend on a variety of factors, many of which are out of our control. These factors include, among others, our ability to demonstrate the efficacy of our concept, access to sufficient capital to sustain our operations, unforeseen changes in biopharmaceutical regulations and the success of competing products and technologies. The actual timeline and cost of our product development may vary significantly from the estimates set forth above.

We will not have any significant revenue from operations until the first of our product candidates is approved by the Food and Drug Administration for sale. The approval process is long and costly, and is dependent on the success of multiple human clinical trials. It is difficult to estimate when, if ever, those trials will be completed.

We continue to evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result. We also expect that our research and development expenses will increase over the current level, and that we will require significant additional capital to fulfill our business plan. Research and development activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

We anticipate hiring between two and five additional employees in research and development over the next twelve months.

                                    BUSINESS

OVERVIEW AND HISTORY

Our company was incorporated under the laws of the state of Nevada on November 10, 1998 under the name ALD Services, Inc. Our business plan was to seek to provide guidance to start-up and development stage companies in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. On April 24, 2002, we acquired MicroIslet, Inc., a Delaware corporation ("MSLT Delaware") through a merger of our newly formed, wholly owned subsidiary with MSLT Delaware. As a result of the Merger, MSLT Delaware is now our wholly owned subsidiary and we share its business plan.

MSLT Delaware was founded by John F. Steel IV, who at the time of the merger owned 49% of the outstanding shares of MSLT Delaware and was its Chairman and CEO. Diasense, Inc. and Richard Schoninger were also principal stockholders of MSLT Delaware, owning 18% and 11.4%, respectively, of the outstanding shares at that time. The other executive officer of MSLT Delaware prior to the merger was Hartoun Hartounian, who served as its Chief Operating Officer. Mr. Steel, Dr. Hartounian, Robert Anderson and James Gavin made up the board of directors. Each of these individuals remains with our company in the same or similar capacity. MSLT Delaware was incorporated in Delaware on August 21, 1998. From the time of its formation, the company had been engaged in the research, development and commercialization of technologies in the field of cell transplantation therapy for insulin-dependent diabetes. MSLT Delaware has licensed patented technologies from Duke University Medical Center for the isolation, culture, storage and microencapsulation of insulin-producing islet cells. Transplantation of cells using these proprietary methods may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

In October 2001, MSLT Delaware entered into an Investment Banking Agreement with ASA Investment Company, a registered broker-dealer. MSLT Delaware was introduced to ASA through Donald G. Saunders. At the time of the introduction, Mr. Saunders was negotiating with ASA to form a successor broker-dealer in which Mr. Saunders, Thomas K. Russell and Mark C. Russell would each have equity interests. Thomas and Mark Russell are brothers. Those negotiations did not ultimately result in a restructuring of ASA, and none of Mr. Saunders, Thomas K. Russell or Mark C. Russell obtained any ownership interest or other interest in ASA.

Under the Investment Banking Agreement, ASA was retained to raise equity financing of up to $10 million in two stages. The first stage required ASA to raise $1 million by November 2, 2001, after which ASA would have an exclusive right to conduct a further private placement for between $3 million and $9 million on or before February 28, 2002. As a condition to closing the second stage of the private placement, MSLT Delaware was required to enter into a business combination with us. MSLT Delaware also agreed to give ASA a right of first refusal until April 2003 to match the terms of any offer for financing. ASA also has the right to receive a 10% finder's fee for any completed financing from persons introduced to MSLT Delaware by ASA, and the first $200,000 of any completed financing in excess of $6 million. On November 2, 2001, MSLT Delaware sold 166,668 shares of its common stock at a price of $6.00 per share in a private placement, which raised gross proceeds of $1 million. ASA received a commission of $100,000 in connection with such sale. Pursuant to this investment, the investors were granted the right to receive additional shares of common stock if MSLT Delaware sells any securities for less than $6.00 per share. In the event of such a sale, these investors would be entitled to an additional number of shares equal to the number of additional shares they would have received had their initial investment been made at the lower price.

On December 14, 2001, Frank Danesi, Jr., the sole officer and director of our company at the time and owner of approximately 90% of our then outstanding shares of capital stock, sold all of his 3,075,000 shares of common stock to the Don and Bonnie Saunders Family Trust, a family trust affiliated with Mr. Saunders, for a cash purchase price of $300,000. The Don and Bonnie Saunders Family Trust purchased a total of 615,000 of such shares as nominee for others, including 275,132 shares for Thomas K. Russell and 137,566 shares for Mark C. Russell. The sale constituted a change of control of our company. Thomas K. Russell also became our President, Chairman and sole director at that time. The successor management elected to change our business plan by characterizing us as a public "blind pool" or "blank check" company. Our plan of operations became to seek, investigate, and if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of business acquisition transaction.

Consistent with the business combination requirement under the Investment Banking Agreement, Mr. Saunders, Thomas K. Russell and Mark C. Russell introduced our company to MSLT Delaware and performed all management services for us from December 2001 to April 2002 on a part time, as needed basis. Those services included coordinating with ASA and MSLT Delaware to facilitate the business combination and the related private placement, performing management and financial reporting for us, completing required SEC filings and negotiating for us the terms of the business combination agreement. In April 2002, we granted warrants to Mr. Saunders, Thomas K. Russell and Mark C. Russell for the foregoing services. The warrants consisted of Class A Warrants for the purchase of 1,000,000 shares at $6.00 per share, and Class B Warrants for the purchase of 500,000 shares at $12.00 per share. Both the Class A and the Class B Warrants are generally exercisable at any time between August 1, 2002 and July 31, 2007. We are required to register the shares underlying the warrants and to maintain an effective registration statement during such time as the warrants and underlying shares remain outstanding. Mr. Saunders received 850,000 Class A Warrants and 425,000 Class B Warrants, Thomas K. Russell received 100,000 Class A Warrants and 50,000 Class B Warrants, and Mark C. Russell obtained 50,000 Class A Warrants and 25,000 Class B Warrants. We valued those warrants at approximately $5.9 million. See Note 7 to our consolidated financial statements.

On April 24, 2002, MSLT Delaware sold 504,620 shares of its common stock in the second stage of its private placement, raising approximately $3 million in gross proceeds. We simultaneously completed our business combination with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing approximately 85% of our post-merger outstanding shares. In the merger, MSLT Delaware common shares were exchanged on a one-for-one basis for our common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275-for-one basis for our common shares. Soon after the merger, we changed our name from ALD Services, Inc. to MicroIslet, Inc. ASA received a commission of $302,770 in connection with the second private placement closing, and earned an investment banking fee of $200,000 plus the right to receive 33,334 of our common shares in connection with our acquisition of MSLT Delaware.

After the merger, we sold an additional 34,667 shares of our common stock at a price of $6.00 per share in private placements which raised net proceeds of approximately $187,000. These shares were issued and sold on substantially similar terms and conditions as MSLT Delaware's April 2002 private placement described above and were recorded in May and August 2002 upon receipt of confirming documentation. ASA earned a commission of $20,800 in connection with these subsequent sales.

We regard the Class A and Class B Warrants to have been issued for services rendered in connection with the private placement and business combination. See
Note 7 to our consolidated financial statements. Except for such warrants, none of Mr. Saunders, Thomas K. Russell or Mark C. Russell earned any compensation in connection with the private placements or the business combination with MSLT Delaware. Immediately after the business combination, Mr. Saunders beneficially owned 16.8% of our common shares, Thomas K. Russell beneficially owned 1.9% of our common shares, and Mark C. Russell beneficially owned less than 1% of our common shares, in each case giving effect to the exercise of their Class A and Class B Warrants.

PRODUCT

We intend to seek FDA approval for and bring to market a first product, called MicroIslet-P(TM). MicroIslet-P(TM) will be an injectable suspension of microencapsulated porcine islet cells for the treatment of insulin dependent diabetes. MicroIslet-P(TM) is intended to be administered into the patient's abdominal cavity, where the transplanted islet cells will produce insulin in response to increases in blood glucose, much like the patient's original pancreatic islet cells that have been destroyed by disease.

The primary function of microencapsulation is to protect the islets from the host's immune system. The microcapsule coating is composed of three layers of biocompatible materials: two layers of alginate separated by a layer of polyaminoacid.

We have not sought any approvals from foreign or domestic regulatory agencies with respect to this product candidate. We must first establish the feasibility of the concepts behind MicroIslet-P(TM) as described under the heading "Plan of Operation" above.


LICENSE AND SPONSORED RESEARCH

We entered into a license agreement with Duke University dated September 15, 1998 and amended February 5, 1999. Pursuant to the Agreement, we sponsored research conducted by Duke from 1998 through 2001 in connection with the isolation, culture, storage and encapsulation of insulin-producing islet cells from porcine sources to be used for transplantation in patients with insulin-dependent diabetes. The research was conducted under the supervision of Dr. Emmanuel C. Opara. Under the Agreement, we agreed to pay Duke University for all direct and indirect costs incurred in the performance of the research. As of December 31, 2002, we have paid Duke approximately $250,000 for research efforts and accrued an additional $230,000.

The agreement gives us the exclusive, worldwide commercialization rights to any product in any field of use developed under our sponsorship, with the right to sublicense. We are obligated to pay Duke a royalty of 5% of all proceeds generated by any future commercial products derived from the licensed technology. In the event we are required to pay a third party additional royalties in order to commercialize a product, royalty stacking will be capped so that the total royalty due to Duke and any other third parties will not exceed 10% of the net proceeds received from sales of a product.

As additional consideration for the license, we issued 344,586 shares of our common stock to Duke upon the execution of the agreement. We issued an additional 344,586 shares to Duke upon issuance of the first patent involving the technology which occurred in October 2001. We are obligated to issue an additional 344,586 shares to Duke upon approval of a licensed product. In order to settle Duke's claim for $230,000 in accrued research expenses, we have agreed to issue to Duke 25,000 new common shares, plus the number of common shares equal to the number of Duke's shares in excess of 100,000 shares that Duke sells in order to receive net proceeds from such sales of $200,000 after deduction of brokerage fees.

The agreement imposes on us an obligation to indemnify Duke, its officers, employees and agents against claims arising from our or any sublicensee's development, manufacture or sale of any products that are developed through the use of the patented technology licensed from Duke. The agreement also imposes on us an obligation to use best efforts to market for exploitation the licensed technology, to develop manufacturing capabilities internally or through third parties, and to continue active, diligent marketing efforts for products based on the licensed technology, including a vigorous sublicensing program to effect commercialization of such products in any field we do not exploit on our own. If we fail to meet these obligations, Duke may reduce the license to a non-exclusive one. Moreover, if we fail to meet our obligations under the agreement, including our payment obligations, and fail to remedy our breach within 30 days of notice of the breach from Duke, Duke may terminate the agreement. The license agreement expires when the last patent within the patent rights licensed to us by Duke has expired.

We also have an active collaboration with the University of Alberta, Edmonton (Canada). This facility is assisting us with transplantation surgery and subsequent monitoring in animal models. Under the terms of the arrangement, we paid the University approximately $37,000 in 2002 and have agreed to pay the University a maximum of $100,000 over the twelve month period based on services provided as agreed upon from time to time.

We have also entered into a broad collaboration in the area of islet cell transplantation therapies for treatment of insulin-dependent diabetes with The Scripps Research Institute. Under the terms of the agreement, MicroIslet and The Scripps Research Institute plan to conduct preclinical studies utilizing MicroIslet's proprietary technologies. MicroIslet believes the completion of this work will set the stage for studies enabling an Investigational New Drug application (IND) and can be included as part of the IND process for human clinical trials. The agreement calls for MicroIslet to fund The Scripps Research Institute in the amount of approximately $500,000 over a two year period.

INTELLECTUAL PROPERTY

Patents, trademarks and trade secrets are central to the profitability of pharmaceutical products, and our policy is to pursue intellectual property protection aggressively for all our products. The license from Duke University described above relates to two patents owned by Duke that are central to our business plan. Both patents relate to methods of culturing, cryopreserving and encapsulating pancreatic islet cells. A summary of the patents is provided in the following table:


     PATENT                                     CLAIMS
     ------                                     ------

6,303,355                 Method of treating isolated pancreatic islet cells by:
 (granted 10/16/2001)       - Culturing with cocktail*
 (expires 3/22/2019)        - Cryopreservation with cocktail*
                            - Encapsulation with polysaccharide gum
                            - Culturing encapsulated islets with cocktail*

                            - Method of treating isolated pancreatic islet cells
6,365,385                   - Microencapsulated islet cells prepared according
 (granted 4/2/2002)           to claimed methods (above)
 (expires 3/22/2019)        - Microencapsulated islet cell product prepared
                              according to claimed methods
                            - Incubation of capsule containing a cell in a
                              physiologically acceptable salt, where said salt is a sulfate salt, to increase capsule durability while retaining physiological responsiveness.
                            - Method of Culturing with cocktail*
                            - Semipermeable membrane to include PLO

* Possible components of cocktail include: anti-oxidants, anti-cytokines, anti-endotoxin, and/or anti-biotics.

RESEARCH AND DEVELOPMENT STRATEGY

Our in-house research and development effort is focused on development of our first product candidate called MicroIslet-P(TM). In our 3,000 square foot laboratory, we have five employees working full-time on this effort with assistance from outside contractors. This research will use animal islet cells that have been isolated and encapsulated using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory.

Additionally, we are sponsoring research at the University of Alberta, Edmonton (Canada) and The Scripps Research Institute. These facilities are assisting us with transplantation surgery and subsequent monitoring in animal models.

Together with the University of Alberta, The Scripps Research Institute and possibly other collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the feasibility of the concepts behind our product candidate in animals.

We expect to add additional employees and collaborators as resources permit.

Thus far, our research and development effort has consisted of various experiments to gather data regarding the performance of animal islet cells and our encapsulation materials in vitro and in vivo with the goal of demonstrating the feasibility of the concepts behind our product candidate. The limited results of these experiments are very preliminary and serve primarily to allow us to modify our processes, procedures and materials to produce improved results in future experiments.

The near term objectives of our research and development program will be focused on preparing our current microencapsulated porcine islet technology for clinical studies. These objectives are outlined as follows:

         o Optimization of our proprietary microencapsulated porcine islet technology.

         o Perform additional pre-clinical animal studies to establish safety and efficacy data in support of human clinical trials.

Once we are satisfied that we have adequately optimized our processes, we expect to begin work on further objectives as follows:

         o Conduct allotransplantation human clinical studies in cooperation with the University of Alberta, Edmonton using their human islets and MicroIslet's encapsulation process. This will validate the microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials of MicroIslet-P(TM).

         o Conduct human clinical trials for MicroIslet-P(TM), microencapsulated porcine islets.

Our total research and development expenses were approximately $4.1 million and $1.1 million for 2001 and 2002, respectively.

MARKET OPPORTUNITY

Diabetes is the sixth leading cause of death in the United States, contributing to more than 193,000 deaths per year. An estimated 1.4 million Americans are insulin dependent diabetics. Currently, each diabetic patient costs the US health care system more than $10,000 per year. We believe that the market will support a price significantly higher than $10,000 per year for a product that can effectively cure insulin dependent diabetes. We estimate the potential market size is $14 billion for the United States and an additional $18 million for the top six industrialized foreign countries.

COMPETITION

The pharmaceutical and biotechnology industries are intensely competitive, and technological progress can be rapid. Although there are no other products currently available or in clinical trials that can effectively cure insulin dependent diabetes, we anticipate that this area will remain the focus of intense competition.

The strongest competition is anticipated to come from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. If successful, these new products would offer a moderately improved quality of life for diabetics, but will not eliminate the need for frequent blood glucose monitoring or address the inevitable long-term complications resulting from exogenous insulin therapies.

There are several other companies engaged in the research of islet transplantation technologies. Some of these companies include:

         o Diatranz -- a New Zealand-based company developing an alginate-encapsulated porcine islet cell product.

         o Islet Sheet Biomedical -- company engaged in the research and development of a bioartificial pancreas,

         o Islet Technology -- developer of alginate-encapsulated islet cell products, and

         o Novocell -- developer of a polyethylene glycol (PEG) coating technology for immunoisolation of islet cells.

Some of our competitors are larger than we are and may have greater financial resources, technical expertise or marketing, distribution or support capabilities. We expect that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Any of our competitors could broaden the scope of their products through acquisition, collaboration or internal development to compete with us. Our competitors may also develop new, more effective or affordable approaches or technologies that compete with our products or render them obsolete.

SALES AND MARKETING

We currently have no sales and marketing employees, and no immediate plans to hire any. We will make decisions about sales and marketing at a later date, when our product is further along in the development stage.

MANUFACTURING

We do not currently have manufacturing capabilities, but we are exploring opportunities to produce ultrapure alginate. Exploitation of these opportunities will depend on the availability of further capital, qualified personnel and sufficient production resources. We do not currently have plans to manufacture MicroIslet-P(TM) or any other products in the near future. We will make decisions about manufacturing MicroIslet-P(TM) at a later date, when our product is further along in the development stage.

GOVERNMENT REGULATION

OVERVIEW. The development and commercialization of our products will be subject to extensive regulation in the United States by a number of regulatory authorities, including the United States Food and Drug Administration, and by comparable regulatory authorities in foreign countries. These regulatory authorities and other federal, state and local entities will regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacturing, labeling, packaging, export, storage, recordkeeping, adverse event reporting, and promotion and advertising of our products. We will require FDA approval of our products, including a review of the manufacturing processes and facilities used to produce our products, before we may market the products in the United States. We believe that MicroIslet-P(TM) will be classified as a biological product by the FDA. Biological products are subject to dual regulation. Their approval for marketing, among other things, is regulated under the Public Health Service Act through a biologics license application, or BLA. However, biological products are also drugs and must meet drug standards under the Federal Food, Drug and Cosmetic Act, including good manufacturing practices regulations and regulations governing clinical trials. Combination products are regulated on the basis of product's primary mode of action, and can require approval and/or review by more than one regulatory center of FDA.

Xenotransplantation products are generally regulated as biologics; however, they also can be part of a combination product. The Public Health Service and the FDA have published a number of draft and final guidances on xenotransplantation products. We cannot predict the content of future policy or regulations relating to xenotransplantation products, or the effect any future policy or regulation may have on our ability to research, develop, manufacture and market xenotransplantation products.

CLINICAL TRIAL PROCESS. Development of a therapeutic product for human use under applicable laws and regulations is a multi-step process. First, in vitro and/or animal testing must be conducted in a manner consistent with good laboratory practices to establish the potential safety and effectiveness of the experimental product in a given disease. Before human clinical trials may begin for new drugs and biologics, an investigational new drug application containing, among other things, the preclinical data, chemistry, manufacturing and control information, and an investigative plan, must be submitted to the FDA. Clinical trials of medical devices generally require the same sort of submission in the form of an application for an investigational device exemption. In addition, approval and oversight by an Institutional Review Board and adherence to requirements for proper informed consent from study subjects are required, unless a device sponsor is exempted from these requirements. Once a trial begins, changes to the investigational product or study protocol may require prior approval before they can be implemented. There can be no assurance that submission of an investigational new drug application or an investigational device exemption will result in the ability to commence clinical trials. In addition, the FDA may place a clinical trial on hold or terminate it at any phase if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk.

Clinical trials of pharmaceuticals or biologics typically involve three phases, although those phases can overlap. Phase I is conducted to evaluate the safety and pharmacokinetics of the experimental product in humans, and if possible, to gain early indications of effectiveness and begin to evaluate various routes, dosages and schedules of product administration.

o Phase I/II clinical trials are conducted to evaluate safety and initial efficacy indications in the patient population afflicted with a specific disease or condition for which the product is intended for use.

o Phase II clinical trials are conducted in groups of patients afflicted with a specific disease or condition for which the product is intended for use in order to further test safety, begin evaluating effectiveness, optimize dosage amounts and determine dose schedules and routes of administration.

Phase III studies are usually randomized, double blind studies testing for product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. These studies also may compare the safety and effectiveness of the product with currently available products.

BIOLOGICS APPROVAL PROCESS. For products that are regulated through a BLA application, following completion of clinical investigations, the preclinical and clinical data that have been accumulated, together with chemistry and manufacturing and controls specifications and information, are submitted to the FDA in a BLA. The FDA may refuse to accept a BLA for filing if certain content criteria are not met and may require additional information, including clinical data, before approval. To approve a BLA, the agency must determine, among other things, that the product is safe, pure, and potent, and that any facility in which it is manufactured, processed, packed or held, meets standards designed to assure the product's continued safety, purity, and potency.

If the FDA approves a BLA, we will need to continue to be compliant with strict FDA requirements concerning good manufacturing practices, enforced by periodic inspections, and adverse event reporting, as well as with any special requirements imposed as a part of the biologics license application approval. With certain exceptions, changes to the labeling of approved biological products require approved supplemental applications. In addition, changes in the product or manufacturing that have a substantial potential to adversely affect product safety or effectiveness likewise require supplemental applications. These supplemental applications may require the submission of clinical or comparability data and must be approved before the product may be marketed as modified. The approval process is lengthy, expensive and uncertain.

MEDICAL DEVICE APPROVAL PROCESS. Medical devices are regulated by FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk and what is known about the device. The three categories are as follows:

o Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and effectiveness. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

o Class II devices are devices for which general regulatory controls are insufficient to provide a reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and effectiveness. A 510(k) clearance is necessary prior to marketing a non-exempt class II device in the United States.

o Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and effectiveness and which are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a Premarket Approval ("PMA"), the FDA generally must approve a PMA prior to the marketing of a class III device in the United States.

The PMA process is expensive and uncertain. A PMA must be supported by valid scientific evidence, which typically includes extensive data, including pre-clinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and effectiveness of the device. Product and manufacturing and controls specifications and information must also be provided. As with BLAs, the FDA may refuse to accept a PMA for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years and approval may be conditioned on, among other things, the conduct of postmarket clinical studies. Any subsequent change to an approved PMA that affects the safety or effectiveness of the device will require approval of a supplemental PMA. We cannot be sure that approval of a PMA or PMA supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products.

Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, Medical Device Reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions.

LABELING AND ADVERTISING. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our biologics and medical devices will be limited to those specified in an FDA approval, and claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetics Act. Violations of the Federal Food, Drug, and Cosmetics Act, Public Health Service Act, or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including voluntary or mandatory recall, license suspension or revocation, premarket approval withdrawal, seizure of products, fines, injunctions and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on us. The advertising of our products will also be subject to regulation by the Federal Trade Commission, under the FTC Act. The FTC Act prohibits unfair methods of competition and unfair or deceptive acts in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, and restitution. Violations of FTC enforcement orders can result in substantial fines or other penalties.

FOREIGN REGULATION. Outside the United States our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

EMPLOYEES

As of December 31, 2002, we had nine full time employees, five of whom are engaged in research in development. We also maintain a Scientific Advisory Board of outside consultants consisting of seven persons, all with doctoral degrees. These consultants are:

Member                                  Affiliations
------                                  ------------
James Shapiro, M.D., Ph.D.              Director of the Clinical Islet
                                        Transplant Program at the University of
                                        Alberta in Edmonton, Canada.

Daniel R. Salomon, M.D.                 Associate Professor at The Scripps
                                        Research Institute (TSRI) in the
                                        Department of Molecular and Experimental
                                        Medicine. Director of the Center for
                                        Organ and Cell Transplantation for
                                        Scripps Health and the Director of the
                                        Core Laboratory for TSRI's General
                                        Clinical Research Center including the
                                        GCRC DNA Microarray Core.

Jonathan RT Lakey, Ph.D.                Director of the Clinical Islet
                                        Laboratory and Assistant Professor of
                                        Surgery at the University of Alberta,
                                        Edmonton.

Norma Sue Kenyon, Ph.D.                 Associate Professor of Surgery,
                                        Medicine, Microbiology and Immunology at the University of Miami School of Medicine. Associate Director for
                                        Research and Program Development,
                                        Co-Director of the Cell Transplant
                                        Center, Responsible Head of the
                                        Hematopoietic Cell Processing Facility,
                                        and Director, Pre-Clinical Islet Cell
                                        Transplantation at the Diabetes Research
                                        Institute.

Riccardo Perfetti, MD, Ph.D.            Director of the Outpatient Diabetes and
                                        Weight Management Programs at
                                        Cedars-Sinai Medical Center. Director of the Endocrine Training Program, and the Diabetes Research Laboratory within the
                                        Division of Endocrinology, Diabetes and
                                        Metabolism at Cedars-Sinai. Assistant
                                        Professor In Residence with the
                                        Department of Medicine at the University of California, Los Angeles (UCLA),
                                        School of Medicine.

Morton D. Bogdonoff, M.D.               Emeritus Professor of Medicine at Weill
                                        Medical College of Cornell University
                                        and Senior Attending Physician at The
                                        New York-Presbyterian Hospital in New
                                        York City.

Tejal Desai, Ph.D.                      Associate Professor in Biomedical
                                        Engineering at Boston University and the Director of the Laboratory of
                                        Therapeutic Microtechnology.


LEGAL PROCEEDINGS

We may from time to time become a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any material pending litigation or other material legal proceeding.

PROPERTY AND FACILITIES

We own no real property. We lease approximately 7,100 square feet of office and laboratory space in San Diego, California at a current rental rate of $18,000 per month. The lease expires September 30, 2005. This facility is adequate for our current requirements.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the names, ages as of December 31, 2002, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. Each officer devotes all of his or her working time to our business.

Name                                        Age               Position Held and Tenure
----                                        ---               ------------------------
John F. Steel IV                            44                Chairman, Chief Executive Officer and Director
Hartoun Hartounian, Ph.D.                   43                President, Chief Operating Officer and Director
William G. Kachioff                         37                Vice President, Finance and Chief Financial Officer
Robert W. Anderson, M.D.*                   65                Director
Steven T. Frankel *                         60                Director
James R. Gavin III, M.D., Ph.D.*            58                Director

* Member of the Audit and Compensation Committees

Significant Employees
---------------------
Ingrid Stuiver, Ph.D.                       41                Director of Research
Dagmar Meissner                             37                Director of Process Research and Development
Mayank Patel                                33                Director of Engineering and Manufacturing

JOHN F. STEEL IV, CHAIRMAN AND CHIEF EXECUTIVE OFFICER. Mr. Steel joined us in April 2002 as Chairman of the Board of Directors and Chief Executive Officer. In January 1998, Mr. Steel founded MSLT Delaware and has served as its Chairman and Chief Executive Officer from September 1998 to April 2002. Mr. Steel also served as a director of DiaSense, Inc. from January 4, 2001 to April 2, 2002. From January 1996 to December 1997, Mr. Steel was a founder, Chief Executive Officer and a director of AKESIS Pharmaceuticals, Inc., a company that developed a patented treatment for insulin resistance for Type II diabetes. From January 1987 to June 1990, Mr. Steel served as the Vice President of Defined Benefit Inc., a company he founded in 1986 that provided financial services to health care professionals. From 1989 to 1994, Mr. Steel consulted to several public and private companies on business issues related to distribution of goods, services, and finances through Steel Management. Mr. Steel received his MBA degree with an emphasis in finance from the University of Southern California and a Bachelor of Arts degree from Dartmouth College.

HARTOUN HARTOUNIAN, PH.D., PRESIDENT AND CHIEF OPERATING OFFICER. Dr. Hartounian joined us in April 2002 and had served as President and Chief Operating Officer of MSLT Delaware from August 2000 to April 2002. Before joining MSLT Delaware, Dr. Hartounian served from July 1998 to August 2000 as the Head of the Process Development at Kelco BioPolymers, one of the world's largest producers of biopolymers and a unit of Pharmacia. From April 1994 to June 1998, Dr. Hartounian served as the Associate Director of Process Development at SkyePharma PLC (formerly known as Depotech), where he was responsible for all aspects of process development, scale up and technology transfer and was the key contributor in the commercialization of SkyePharma's first product. Dr. Hartounian received his Ph.D. in Chemical Engineering from the University of Delaware in 1992. Dr. Hartounian received his Ph.D. in Chemical Engineering from the University of Delaware in 1992.

WILLIAM G. KACHIOFF, VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER. Mr. Kachioff joined us in May 2002 as Vice President, Finance and Chief Financial Officer. He had served previously as the acting Chief Financial Officer of MSLT Delaware on a consultant basis from February 2002 to April 2002. From November 1999 to November 2001, Mr. Kachioff served as Director of Finance at Altus Medical, Inc., a manufacturer of innovative medical devices, where he helped prepare that company for the successful commercial launch of its first product and for an initial public offering of stock. From November 1998 to November 1999, Mr. Kachioff was the Corporate Controller at Coulter Pharmaceuticals, Inc., and from November 1996 to October 1998, Mr. Kachioff was the Assistant Controller at Vivus, Inc. From September 1990 to November 1996, he held a series of progressively responsible finance and accounting positions with Abbott Laboratories. He was a senior auditor with Deloitte & Touche LLP from August 1987 to August 1990. Mr. Kachioff received his B.S. in Management with concentrations in Accounting and Information Systems from the State University of New York at Buffalo and has been a Certified Public Accountant since 1989.

ROBERT W. ANDERSON, M.D. Dr. Anderson has been a director of our company since April 2002 and was a director of MSLT Delaware from March 2001 to April 2002. From June 1994 to February 2003, Dr. Anderson served as the David C. Sabiston, Professor and Chairman of the Department of Surgery at Duke University Medical Center in Durham, North Carolina. He received an MBA degree from the Kellogg School of Management at Northwestern in 1994 and was appointed as the Chairman of the Department of Surgery at Duke in the same year. Dr. Anderson received his B.S. degree in Engineering from Duke University and was awarded the M.D. degree from Northwestern University in 1964.

STEVEN T. FRANKEL. Mr. Frankel was appointed as a director of our company in May 2002. Mr. Frankel has been an advisor to Genetic Diagnostics Inc. since September 2002. From October 2001 to September 2002, he was the Chief Executive Officer and President Genetic Diagnostics Inc. Since April 1998, he has been the Chief Executive Officer, President and a director of A-Fem Medical Corp., a developer of women's healthcare products. Before that, he was the Chief Executive Officer and President of Quidel Corp., a manufacturer of physicians' office diagnostic test kits, from May 1992 to March 1998. Mr. Frankel was also President of various divisions of Becton, Dickinson and Co. from October 1979 to May 1992. Mr. Frankel attended the Executive Program at Stanford University in 1989 and received his B.A. in Philosophy from Clark University in 1964.

JAMES R. GAVIN III, M.D., PH.D. Dr. Gavin has been a director of our company since April 2002 and was a director of MSLT Delaware from March 2001 to April 2002. Since July 2002, he has been the President of Atlanta Morehouse School of Medicine. Dr. Gavin has been a member of the Board of Directors of Baxter International Inc., and Anastasia Marie Laboratories, Inc. since February 2003 and 1998, respectively, and has been the Chairman of the Board of Directors of Equidyne Corporation since August 2001. He was also a member of the Board of Directors of Taste for Living, Inc. from 1999 to 2002. From July 1991 to June 2002, Dr. Gavin was the Senior Scientific Officer of the Howard Hughes Medical Institute in Chevy Chase, Maryland. He completed his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and his M.D. at Duke University Medical School. Dr. Gavin has received numerous civic and academic awards and honors.

INGRID STUIVER, PH.D., DIRECTOR OF RESEARCH. Dr. Stuiver joined us in April 2002 and was the Director of Research at MSLT Delaware from March 2001 to April 2002. Before joining MSLT Delaware, Dr. Stuiver was the Assistant Director of Clinical Research and Research Scientist at Maxia Pharmaceuticals from June 1998 to March 2001. From December 1993 to January 1998, Dr. Stuiver was a Sr. Research Associate/Postdoctoral Fellow at The Scripps Research Institute and studied adhesion receptors in cancer, hemostasis, thrombosis and the CNS. Dr. Stuiver received her Ph.D. in Molecular and Cellular Biology from the University of Arizona in 1992 and her B.A. in Biochemistry and Cell Biology from the University of California, San Diego in 1985.

DAGMAR MEISSNER, DIRECTOR OF PROCESS RESEARCH AND DEVELOPMENT. Ms. Meissner joined us in April 2002 and was the Director of Process Research and Development at MSLT Delaware from January 2001 to April 2002. Prior to joining MSLT Delaware, Ms. Meissner was a Senior Scientist at Kelco BioPolymers from September 1998 to December 2000. From December 1994 to June 1998, she worked at SkyePharma PLC (formerly known as DepoTech) as a Senior Process Engineer. From February 1992 to June 1994, she worked at Biogen, Inc., a biotechnology company, as a Senior Process Associate. Ms. Meissner earned a diploma in Chemical Engineering from a PolyTechnic Institute in Mannheim, Germany and an M.S. degree in Chemical Engineering from Tufts University.

MAYANK PATEL, DIRECTOR OF ENGINEERING AND MANUFACTURING. Mr. Patel joined us in April 2002 and was the Director of Engineering and Manufacturing at MSLT Delaware from December 2000 to April 2002. From December 1998 to December 2000, he was a senior process engineer at Sequenom Inc., where he was responsible for consumable product design, product validation, and development of manufacturing equipment for silicon-based DNA chips. Prior to that, he worked at SkyePharma PLC (formerly DepoTech) from May 1995 to January 1999 where he was a senior engineer, responsible for the design and commissioning of an FDA approved pharmaceutical production system. From April 1993 to May 1995, he was the Manufacturing Associate at Regeneron Pharmaceuticals, where he performed large-scale development and GMP production of clinical protein products. Mr. Patel received his MBA in Operations Management and his B.S. in Chemical Engineering from Rutgers University.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our Articles of Incorporation provide that we must indemnify our directors and officers to the fullest extent permitted under Nevada law. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

         o acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

         o    unlawful distributions; or

         o any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

Although our Articles of Incorporation provide that the liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, we may be limited, pursuant to Section 2115 of the California General Corporation Law, to indemnify our agents (as defined in Section 317 of the California General Corporation Law) to the extent permitted by Section 317 for breach of duty to us and our stockholders.

Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee, or other agent of a corporation, or is or was serving at the request of the corporation such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by our actions through: a majority vote of a quorum of our board of directors consisting of directors who are not party to the proceedings; approval of our stockholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or a court in which the proceeding is or was pending upon application by designated parties.

Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows us to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse us if the agent is found liable.

Our bylaws provide that we will indemnify our officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which they may be a party or in which they may become involved by reason of being or having been directors or officers of ours, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described above will apply only when our board of directors approves the settlement and reimbursement as being in our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We also maintain directors' and officers' liability insurance as permitted by our bylaws.

We also agreed to indemnify ASA Investment Company and its affiliates, officers, directors, employees, agents and controlling persons for losses, claims, damages and liabilities to which ASA Investment Company may become subject relating to or arising out of any transaction contemplated by the Investment Banking Agreement, as amended, dated October 22, 2001, by and between us and them.

We have also agreed to indemnify the selling stockholders under our registration statement declared effective on February 13, 2003, and Fusion Capital, against certain civil liabilities under the securities laws, or to contribute to any losses associated with these liabilities. Each of these selling stockholders has also agreed to indemnify us against certain civil liabilities under the securities laws deriving from information provided by it, or to contribute to any losses associated with these liabilities.

We have also agreed to indemnify Levitz, Zacks & Ciceric, our independent auditor for the fiscal year ended December 31, 2001, against legal costs and expenses that Levitz, Zacks & Ciceric might incur in defending itself against legal actions or proceedings that arise as a result of consenting to the inclusion of its opinion in this prospectus and the related registration statement.

EXECUTIVE COMPENSATION

         The following table sets forth the annual and long-term compensation paid by our company or MSLT Delaware for services performed on our company's or MSLT Delaware's behalf for the three fiscal years ended December 31, 2002, with respect to those persons who served as the Chief Executive Officer during the year ended December 31, 2002, and those executive officers who received more than $100,000 in compensation for fiscal 2002 from either us or MSLT Delaware.


                         Summary Compensation Table (1)
                         ------------------------------

                                                                                                       Long-Term
                                                                Annual Compensation                 Compensation
                                                                -------------------                 ------------

                                                                                                    Securities
Name and Principal Position                        Year         Salary             Bonus        Underlying Options
---------------------------                        ----         ------             -----        ------------------
Thomas K. Russell, Chairman of the                 2002             -0-             -0-                150,000
Board and President(2)                             2001             -0-             -0-                    -0-

John F. Steel IV, Chairman and Chief               2002        $179,500             -0-                    -0-
Executive Officer (3)                              2001        $130,000             -0-                    -0-
                                                   2000        $120,000             -0-                    -0-

Hartoun Hartounian, Ph.D., President               2002        $185,620             -0-                 62,510
and Chief Operating Officer (3)                    2001        $167,000             -0-                    -0-
                                                   2000        $ 42,000             -0-              1,250,200

William G. Kachioff, Vice President,               2002        $122,322           $5,000               262,500
Finance and Chief Financial Officer (4)

(1) The columns for "Other Annual Compensation," "Restricted Stock Awards," "LTP Payouts" and "All Other Compensation" have been omitted because there is no compensation required to be reported. All options were granted at market value.

(2) Thomas K. Russell resigned as our Chairman and President in April 2002.

(3) Mr. Steel and Dr. Hartounian joined us in April 2002 with the completion of the acquisition of MSLT Delaware. Compensation in 2001 includes compensation paid by MSLT Delaware prior to the acquisition. Compensation in 2000 reflects compensation paid by MSLT Delaware.

(4) Mr. Kachioff joined us on a full-time basis in May 2002. Mr. Kachioff was a consultant to MSLT Delaware from February 2002 to April 2002, and compensation shown includes consulting payments for that period.

Option Grants in Last Fiscal Year
---------------------------------
                                 Number of            Percent of Total
                                Securities           Options Granted to
                                Underlying              Employees in         Exercise or Base
          Name                    Options                Fiscal Year           Price ($/Sh)          Expiration Date
          ----                    -------                -----------           ------------          ---------------
Hartoun Hartounian                 62,510(1)                  10.5%                 $2.95            November 3, 2012

William G. Kachioff               250,000(2)                  41.9%                 $5.00                 May 9, 2012
                                   12,500(1)                   2.1%                 $2.95            November 3, 2012

Thomas K. Russell                 100,000(3)                  16.8%                 $6.00               July 31, 2007
                                   50,000(3)                   8.4%                $12.00               July 31, 2007

(1) These nonstatutory stock options were granted under the 2000 Stock Option Plan. These options are immediately exercisable.

(2) These options were granted under the 2000 Stock Option Plan. These options vest 1/36 per month for three years. 190,000 of the shares underlying these options are subject to a nonqualified stock option and 60,000 of the shares underlying these options are subject to an incentive stock option.

(3) These options were granted pursuant to a Warrant Agreement dated April 2, 2002 and are fully exercisable at any time after August 1, 2002.

Fiscal Year End Option Values
-----------------------------

         The following table sets forth, as to the named officers, certain information concerning the number and value of unexercised options held by each of the named officers at December 31, 2002.

                                                Number of Options              Value of Unexercised In-the-Money
                                             Unexercised at Year End                Options at Year End (1)
          Name                            Exercisable      Unexercisable       Exercisable          Unexercisable
          ----                            -----------      -------------       -----------          -------------
Thomas K. Russell                            150,000                --               -0-                     --

Hartoun Hartounian, Ph.D.                  1,034,888           277,822        $1,857,242               $530,640

William G. Kachioff                           81,944           180,566               -0-                    -0-

(1) Based on fair market value of the common stock at fiscal year end, which was $2.20 per share less the exercise price of the options.

DIRECTOR COMPENSATION

On May 9, 2002, Steven T. Frankel was granted a nonqualified stock option pursuant to the 2000 Stock Option Plan to purchase 94,000 shares of common stock at an exercise price of $5.00 per share. This option vests 1/36 per month for three years and expires on May 9, 2012.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

We entered into an agreement with William G. Kachioff dated May 1, 2002. Under the agreement, we have the right to terminate Mr. Kachioff's employment at any time and for any reason. If, however, we do so without cause or if Mr. Kachioff terminates his agreement for good reason during the first three years of employment, we must continue to pay salary and benefits for three months following termination. Upon such termination, Mr. Kachioff will also be provided thirty-six months to exercise his vested options. Mr. Kachioff must sign a waiver and release of claims in order to receive these benefits. In addition, the agreement provides that Mr. Kachioff's initial grant of 250,000 stock options will vest and become immediately exercisable upon a "change of control" of our company, which generally means a merger, liquidation or sale of all or substantially all of our stock or assets.

On August 2, 2002, the Compensation Committee of the Board of Directors agreed that if the employment of Mr. Kachioff or Hartoun Hartounian is terminated by us without cause or if Mr. Kachioff or Mr. Hartounian resigns for good reason, we must continue to pay salary and benefits to that individual for six months following termination.

MSLT DELAWARE 2000 STOCK OPTION PLAN

GENERAL

Our board of directors adopted the MSLT Delaware 2000 Stock Option Plan on May 9, 2002 and our stockholders approved it on May 28, 2002. All options granted by MSLT Delaware prior to our acquisition of MSLT Delaware were assumed by us, and those options became exercisable for shares of our common stock.

The Plan provides for the grant of both incentive and nonstatutory stock options. Incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Nonstatutory stock options granted under the Plan are not intended to qualify as incentive stock options under the Internal Revenue Code. See "Federal Income Tax Information" for a discussion of the tax treatment of incentive and nonstatutory stock options.

PURPOSE

The purpose of the Plan is to advance our interests and our stockholders by providing an incentive to attract, retain and reward persons who provide services to us and by motivating such persons to contribute to our growth and profitability.

ADMINISTRATION

The Plan is administered by our board of directors and its designees. The board has the power, subject to the provisions of the Plan, to determine the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration to be paid upon exercise of an option, and other terms of the option. The board of directors has delegated administration of the Plan to the compensation committee.

STOCK SUBJECT TO THE 2000 STOCK OPTION PLAN

The aggregate number of shares of our common stock issuable under the Plan is 4,000,000 shares. As of March 31, 2003, of the total shares available under the Plan, 3,293,018 shares were subject to outstanding options and 706,982 shares were available for future grants. If options granted under the Plan expire, are cancelled or otherwise terminate without being exercised, the shares of common stock subject to such expired, cancelled or terminated options will then be available for grant under the Plan.

ELIGIBILITY

Nonstatutory stock options may be granted only to our employees, directors and consultants, or certain related entities or designated affiliates. An incentive stock option can only be granted to a person who, on the effective date of grant, is an employee of ours, a parent corporation or a subsidiary corporation. Any person who is not an employee on the effective date of grant will be granted only a nonstatutory stock option.

No incentive stock options may be granted under the Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, or any of its parent or subsidiary corporations, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options granted under the Plan are exercisable for the first time by an optionee during any calendar year (under all plans of ours and our parent and subsidiary corporations) may not exceed $100,000.

TERMS OF OPTIONS

The following is a description of the permissible terms of options under the Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

EXERCISE PRICE; PAYMENT. The exercise price of incentive stock options under the Plan may not be less than the fair market value of the common stock subject to the option on the date of the option grant, and in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the stock subject to the option on the date of the option grant, or in the case of a nonstatutory stock option granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, 110% of such fair market value. The exercise price of options granted under the Plan must be paid: (i) in cash, by check or cash equivalent, (ii) by tender to us, or attestation to the ownership of shares of our common stock owned by the optionee having a fair market value not less than the exercise price, (iii) pursuant to Regulation T ("cashless exercise"), (iv) for optionees who are employees, in our sole and absolute discretion and subject to restrictions under the securities laws, by delivery of a promissory note, (v) in any other form of legal consideration acceptable to our board of directors or (vi) any combination of the above.

OPTION EXERCISE. Options granted under the Plan may become exercisable in cumulative increments as determined by our board of directors. With the exception of an option granted to an officer, director or consultant, options must vest at a rate of at least 20% of the shares subject to option per year. Our board of directors has the power to accelerate the time during which an option may be exercised. In addition, options granted under the Plan may permit exercise prior to vesting, which is commonly referred to as an "early exercise" feature, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares acquired pursuant to such option at their original exercise price in the event that the optionee's service terminates.

TERM. The maximum term of options under the Plan is ten years, except that in certain cases (see "Eligibility" above) the maximum term is five years. The Plan provides for earlier termination of an option due to the optionee's cessation of service. Options under the Plan generally will terminate three months after the optionee's cessation of continuous service unless the board of directors provides for a different period in the grant. However, in the event the optionee's continuous service terminates due to the optionee's disability, then the optionee may exercise any of the vested portion of the option at any time during the six months after the optionee's cessation of service. If the optionee's continuous service terminates due to the death of the optionee, then the option may be exercised to the extent vested on the date of death for six months after the optionee's death. In no event, however, may an option be exercised later than the date of the expiration of the option's term as set forth in the optionee's stock option agreement.

CHANGE IN CONTROL. The Plan defines a "Change in Control" of our company as any of the following events upon which our stockholders immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of our voting stock immediately before the event, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the stock of our company, its successor or the corporation to which our assets were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the our voting stock; (ii) a merger or consolidation in which we are a party; (iii) the sale, exchange or transfer of all or substantially all of our assets; or (iv) a liquidation or dissolution of our company.

If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume our rights and obligations under the outstanding options or substitute substantially equivalent options for such corporation's stock. However, if an outstanding option is not assumed or replaced, the Plan provides that the vesting and exercisability of the option will be accelerated, effective ten days prior to the Change in Control. Options that are not assumed, replaced or exercised prior to the Change in Control will terminate. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

           PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information regarding the ownership of our common stock as of April 10, 2003, by: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than five percent of our outstanding common stock; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all our executive officers and directors of as a group. All information with respect to share ownership and voting and investment power has been furnished by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

                                                                Number of Shares
Name and Address of Beneficial Owner (1)                       Beneficially Owned (2)     Percent of Class (2)
----------------------------------------                       ----------------------     --------------------
John F. Steel IV                                                    9,314,500(3)                 40.2%

Richard Schoninger                                                  3,190,850(4)                 13.8%
667 Madison Avenue
New York, NY 10021

Don and Bonnie Saunders Family Trust                                4,019,339(5)                 16.5%
900 E. Desert Inn Road, Apt. 521
Las Vegas, NV 89109

Jackson St. Partners (6)                                            1,758,772                     7.6%
3673 Jackson Street
San Francisco, CA 94118

John J. Hagenbuch                                                   1,818,772(7)                  7.8%
3673 Jackson Street
San Francisco, CA 94118

Thomas K. Russell                                                     425,132(8)                  1.8%
30 Sembrado
Rancho Santa Margarita, CA 92688


                                       36

Hartoun Hartounian, Ph.D.                                           1,243,254(9)                  5.1%

William G. Kachioff                                                   123,611(9)                   *

Robert W. Anderson, M.D.                                              108,091(9)                   *

Steven T. Frankel                                                      33,944(9)                   *

James R. Gavin III, M.D., Ph.D.                                       113,300(9)                   *

All officers and directors as a group (6 in number)                10,936,700(10)                44.1%


* Less than one percent.

(1) Except as otherwise indicated, the address for each beneficial owner is 6370 Nancy Ridge Drive, Suite 112, San Diego, CA 92121.

(2) Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 23,160,079 shares outstanding on April 10, 2003, adjusted as required by rules promulgated by the Commission.

(3) Excludes 10,000 shares held by Mr. Steel's daughter. Mr. Steel disclaims beneficial ownership of such shares as he does not have voting or investment control over such shares.

(4) Includes 3,000 shares held by Mr. Schoninger's minor son, for which Mr. Schoninger may be deemed to share voting and investment control with the child's mother.

(5) Don and Bonnie Saunders are the trustees of the Don and Bonnie Saunders Family Trust, and share voting and investment power over the 2,096,971 shares held by such trust. Also includes 647,368 shares held by Mr. Saunders and his wife as trustees of an irrevocable trust for which Mr. and Mrs. Saunders share voting and investment power. Also includes 850,000 shares subject to a warrant with an exercise price of $6.00 per share and 425,000 shares subject to a warrant with an exercise price of $12.00 per share. These warrants are exercisable at any time between August 1, 2002 and July 31, 2007. Mr. Saunders has sole voting and investment power with respect to the shares subject to such warrants. If and when Mr. and Mrs. Saunders determine to sell any of the 2,499,339 shares beneficially owned by them, or Mr. Saunders determines to sell any of the 1,275,000 shares subject to the warrants, they may do so only pursuant to a registration statement covering such resales.

(6) John J. Hagenbuch is a partner in Jackson St. Partners. To our knowledge, he is the controlling natural person with respect to the shares held.

(7) Includes 1,758,772 shares held by Jackson St. Partners, and 10,000 shares held by Mr. Hagenbuch's minor children, for which Mr. Hagenbuch may be deemed to share voting and investment control with his spouse. Mr. Hagenbuch's spouse is the sister of John F. Steel IV. Also includes 50,000 shares subject to an immediately exercisable warrant issued to a trust affiliated with Mr. Hagenbuch.


(8) Includes 100,000 shares subject to a warrant with an exercise price of $6.00 per share and 50,000 shares subject to a warrant with an exercise price of $12.00 per share. These warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

(9) For each person, the shares shown represent shares that are issuable upon exercise of options exercisable within 60 days of April 10, 2003.

(10) Includes 1,456,353 shares subject to options exercisable within 60 days of April 10, 2003.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 14, 2001, Frank Danesi, Jr., our sole officer and director and owner of approximately 90.22% of our then outstanding shares of capital stock, sold all of his 3,075,000 shares of common stock to the Don and Bonnie Saunders Family Trust for a cash purchase price of $300,000. The Don and Bonnie Saunders Family Trust purchased a total of 615,000 of such shares as nominee for others, including 275,132 shares for Thomas K. Russell and 137,566 for Mark C. Russell. Thomas K. Russell and Mark C. Russell are brothers. The sale constituted a change of control of our company. Thomas K. Russell also became our President, Chairman and sole director at that time.

On April 24, 2002, we acquired MSLT Delaware through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing 85% of the post-merger outstanding shares of the company. In the merger, MSLT Delaware common shares were exchanged on a one-for-one basis for our common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275 for-one basis for our common shares.

ASA Investment Company served as the private placement adviser for a private offering of securities by MSLT Delaware which closed simultaneously with the merger, and for our subsequent private placement of 34,667 shares of our common stock. MSLT Delaware was introduced to ASA through Donald G. Saunders. At the time of the introduction, Mr. Saunders was negotiating with ASA to form a successor broker-dealer in which Mr. Saunders, Thomas K. Russell and Mark C. Russell would have equity interests. Those negotiations did not ultimately result in a restructuring of ASA, and none of Mr. Saunders, Thomas K. Russell or Mark C. Russell obtained an ownership interest or other interest in ASA. Mr. Saunders, his wife Bonnie Saunders, and the Don and Bonnie Saunders Family Trust collectively purchased 122,500 MSLT Delaware shares in the private offering with gross proceeds to us of $735,000. Temple Securities, Ltd., a company associated with Thomas K. Russell and Mark C. Russell, purchased 52,500 MSLT Delaware shares with gross proceeds to us of $315,000. These investments were on the same terms as all other investments in the private offering. ASA Investment Company received commissions equal to ten percent of the approximately $4 million in gross offering proceeds, and in connection with the merger, received an investment banking fee of $200,000 plus the right to receive 33,334 shares of our common stock. ASA earned additional commissions totaling $20,800 in connection with the post-acquisition private placement of 34,667 shares.

In April 2002, we issued warrants to purchase 1,000,000 shares of our common stock at $6.00 per share and 500,000 shares of our common stock at $12.00 per share to the following persons in the amounts set forth opposite their names:

Name                        $6.00 Warrants       $12.00 Warrants
----                        --------------       ---------------
Donald G. Saunders               850,000               425,000
Thomas K. Russell                100,000                50,000
Mark C. Russell                   50,000                25,000
                               ---------             ---------
Total:                         1,000,000               500,000
                               =========             =========


The warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

On April 11, 2003, we borrowed $300,000 from a trust affiliated with Mr. John J. Hagenbuch, who beneficially owns approximately 7.8% of our shares, for working capital needs. The loan bears interest at an annual rate of 4.25%, with principal and accrued interest due August 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $1.49 per share.

                            DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the Commission as exhibits to this registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001. As of April 10, 2003, 23,160,079 shares of our common stock were issued and outstanding. This excludes an aggregate of 5,640,649 shares of common stock reserved for issuance upon exercise of stock options and warrants.

OUR COMMON STOCK

Our common stock is publicly traded on the OTC Bulletin Board. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Except as set forth below, the holders of Common Stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for payment. These dividends may be paid in cash, property or shares of common stock. The shares of common stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions and are not liable for further call or assessment.

We are a Nevada corporation incorporated under Nevada law. Nevertheless, most of our business operations are conducted in California, and, under Section 2115 of the California General Corporation Law, a corporation like ours that is not incorporated under California law is deemed to be a "pseudo-foreign corporation" in California and as such is subject to a broad selection of provisions of the California General Corporation Law if (a) more than half of its business (based on a three-factor formula including property, payroll and sales) is conducted in California and (b) more than half of its voting securities are held of record by persons having addresses within California. We were not subject to California Corporate Law Section 2115 prior to the merger with MSLT Delaware. We believe we will become subject to Section 2115 effective January 1, 2003 upon confirmation that the tests for applicability of such section are satisfied for the prior income year as determined by us on or after the 135th day of this income year. When we become subject to Section 2115, our stockholders may exercise cumulative voting rights. When cumulative voting rights exist, each holder of common stock will be entitled, for each share held, to the number of votes equal to the number of directors to be elected. Each stockholder may give one candidate, who has been nominated prior to voting, all the votes that stockholder is entitled to cast or may distribute such votes among as many candidates as that stockholder chooses. However, no stockholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one stockholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes.

OUR "BLANK CHECK" PREFERRED STOCK

The term "blank check" refers to preferred stock, the creation and issuance of which is authorized in advance by the stockholders and the terms, rights and features of the series of which are determined by our board of directors from time to time. The authorization of this blank check preferred stock permits our board of directors to authorize and issue preferred stock from time to time in one or more series. Subject to our Articles of Incorporation, and the limitations prescribed by law or any stock exchange or national securities association trading system on which our securities may then be listed, the board of directors is expressly authorized, at its discretion, to adopt resolutions to issue shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, in each case without any further action or vote by the stockholders. Our board of directors is required to make any determination to issue shares of preferred stock based on its judgment as to the best interests of our company and its stockholders.

The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

                                  LEGAL MATTERS

Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Procopio, Cory, Hargreaves & Savitch LLP.

                                     EXPERTS

The consolidated financial statements for the year ended December 31, 2002 and for the period from August 21, 1998 (Date of Inception) to December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our consolidated financial statements for the year ended December 31, 2001 and for the period from August 21, 1998 (Date of Inception) to December 31, 2001 included in this prospectus have been so included in reliance on the report of Levitz, Zacks & Ciceric, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of that document filed as an exhibit to the registration statement, and each of these statements are qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including our company.


                                            INDEX TO FINANCIAL STATEMENTS

                                                                                                                Page
                                                                                                                ----
Independent Auditors' Report...............................................................................     F-2

Report of Independent Certified Public Accountants.........................................................     F-3

Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001..................................     F-4

Consolidated Statements of Operations for the years ended December 31, 2002 and December 31, 2001 and the
     period from August 21, 1998 (Date of Inception) to December 31, 2002..................................     F-5

Statements of Cash Flows for the years ended December 31, 2002 and December 31, 2001 and the
     period from August 21, 1998 (Date of Inception) to December 31, 2002..................................     F-6

Statements of Stockholders' Equity for the years ended December 31, 2002 and December 31, 2001
     and the period from August 21, 1998 (Date of Inception) to December 31, 2002..........................     F-7

Notes to Financial Statements..............................................................................     F-9



         Independent Auditors' Report

The Board of Directors and Shareholders of
MicroIslet, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheet of MicroIslet, Inc. (the "Company"), a development stage enterprise, as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and for the period from August 21, 1998 (date of incorporation) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of and for the year ended December 31, 2001, and for the period August 21, 1998 (date of incorporation) through December 31, 2001 were audited by other auditors whose report, dated July 2, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the restatement discussed in Note 12 to the financial statements. The financial statements for the period August 21, 1998 (date of incorporation) through December 31, 2001 reflect total revenues and net loss of $16,846 and $5,932,106, respectively, of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, and for the period from August 21, 1998 (date of incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing and marketing patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $6.1 million during 2002, and had an accumulated deficit of $12.0 million as of December 31, 2002. The Company expects to incur substantial additional operating costs, and is dependent on future events, including obtaining adequate financing to fulfill its development activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Deloitte & Touche LLP
--------------------------------

March 11, 2003

San Diego, California

LEVITZ, ZACKS & CICERIC
CERTIFIED PUBLIC ACCOUNTANTS
701 B STREET, 4TH FLOOR
SAN DIEGO, CALIFORNIA 92101
(619) 238-1077 Fax # (619) 696-8614
MAIL@LZC.COM


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
MICROISLET, INC.
San Diego, California

We have audited the accompanying balance sheet of MicroIslet, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroIslet, Inc. (a development stage company) at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 12, the financial statements for 2001 have been restated.

/S/ Levitz, Zacks & Ciceric
--------------------------------------

July 2, 2002
San Diego, California


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                                          Consolidated Balance Sheets

                                                                                December 31,       December 31,
                                                                                   2002               2001
                                                                                                    (Restated)
                                                                               -------------      -------------
ASSETS

Current Assets:
  Cash                                                                         $    813,696       $    548,781
  Grants receivable                                                                  35,047              4,972
  Prepaid expenses                                                                  110,469             23,908
                                                                               -------------      -------------

        Total current assets                                                        959,212            577,661

Equipment, net                                                                      167,074             61,264
Patent, net                                                                          11,996             12,470
Deposits and other assets                                                            50,210             16,702
                                                                               -------------      -------------

        Total assets                                                           $  1,188,492       $    668,097
                                                                               =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Research expenses due to stockholder                                         $    230,000       $    240,000
  Deferred grant revenue                                                             40,352                 --
  Accounts payable and accrued expenses                                             435,303             66,379
                                                                               -------------      -------------

        Total current liabilities                                                   705,655            306,379
                                                                               -------------      -------------

Stockholders' Equity:
  Convertible preferred stock - $.001 par value: 10,000,000
    shares authorized; zero shares and 82,888 shares issued
    and outstanding at December 31, 2002 and December 31, 2001, respectively; aggregate liquidation preference
    of $186,500 at December 31, 2001                                                     --                 83
  Common stock - $.001 par value: 50,000,000 shares
    authorized; 22,658,592 and 17,415,575 shares issued and
    outstanding  at December 31, 2002 and December 31, 2001, respectively            22,659             17,416
  Additional paid-in capital                                                     12,498,419          6,276,325
  Deficit accumulated during the development stage                              (12,038,241)        (5,932,106)
                                                                               -------------      -------------

        Total stockholders' equity                                                  482,837            361,718
                                                                               -------------      -------------

        Total liabilities and stockholders' equity                             $  1,188,492       $    668,097
                                                                               =============      =============

                               See notes to consolidated financial statements.


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                                     Consolidated Statements of Operations

                                                              Year Ended
                                                             December 31,               August 21, 1998
                                                   --------------------------------           to
                                                       2002                2001          December 31,
                                                                       (Restated)             2002
                                                   -------------      -------------      -------------
   Grant revenue                                   $    137,087       $     16,846       $    153,933


Expenses:
   Research and development expenses                  1,137,465          4,093,997          5,865,332
   General and administrative expenses                5,106,412            827,871          6,360,506
                                                   -------------      -------------      -------------
    Operating expenses                               (6,243,877)        (4,921,868)       (12,225,838)
                                                   -------------      -------------      -------------
    Loss from operations                             (6,106,790)        (4,905,022)       (12,071,905)
                                                   -------------      -------------      -------------

Other income (expense):
   Interest income                                       19,432              9,268             50,283
   Interest and other expenses                          (18,777)              (161)           (18,938)
   Other                                                     --              1,819              2,319
                                                   -------------      -------------      -------------

      Total other income (expense)                          655             10,926             33,664
                                                   -------------      -------------      -------------

      Net loss                                     $ (6,106,135)      $ (4,894,096)      $(12,038,241)
                                                   =============      =============      =============

Basic and diluted net loss per share               $       (.29)      $       (.29)      $       (.66)
                                                   =============      =============      =============

Weighted average number of shares outstanding
  used in calculation                                20,904,114         16,977,840         18,372,013
                                                   =============      =============      =============

                               See notes to consolidated financial statements.


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                                           Statements of Cash Flows

                                                        Year Ended         Year Ended      August 21, 1998 to
                                                     December 31, 2002  December 31, 2001  December 31, 2002
                                                                           (Restated)
                                                     -----------------  -----------------  -----------------
Cash flows from operating activities:
  Net loss                                             $ (6,106,135)      $ (4,894,096)      $(12,038,241)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Warrant compensation expense                          3,477,723                 --          3,477,723
    In process research and development
      acquired for common stock                                  --          2,067,518          2,067,518
    Compensation paid with stock options                    331,473          1,340,746          1,883,241
    Depreciation and amortization                            34,484             16,970             61,596
    Loss on disposal of equipment                            15,084                 --             15,084
Changes in operating assets and liabilities:
    Deposits and other assets                               (33,508)            (8,208)           (62,680)
    Grants receivable                                       (30,075)            (4,972)           (35,047)
    Prepaid expenses                                        (86,561)           (14,811)          (110,469)
    Deferred grant revenue                                   40,352                 --             40,352
    Accounts payable and accrued expenses                   368,924             48,815            435,303
    Research expenses due to stockholder                    (10,000)           240,000            230,000
                                                       -------------      -------------      -------------

        Net cash used in operating activities            (1,998,239)        (1,208,038)        (4,035,620)
                                                       -------------      -------------      -------------

Cash flows from investing activities:
  Purchases of equipment                                   (154,904)           (20,882)          (243,280)
                                                       -------------      -------------      -------------

        Net cash used in investing activities              (154,904)           (20,882)          (243,280)
                                                       -------------      -------------      -------------

Cash flows from financing activities:
  Proceeds from sale of common stock                      2,418,058          1,487,500          4,906,096
  Proceeds from sale of preferred stock                          --                 --            186,500
                                                       -------------      -------------      -------------

        Net cash provided by financing activities         2,418,058          1,487,500          5,092,596
                                                       -------------      -------------      -------------

        Net increase in cash                                264,915            258,580            813,696

Cash at beginning of period                                 548,781            290,201                 --
                                                       -------------      -------------      -------------

Cash at end of period                                  $    813,696       $    548,781       $    813,696
                                                       =============      =============      =============

Interest paid                                          $        411       $        161       $        572
Income taxes paid                                      $      3,282       $         --       $         --

Non-cash investing and financing activities:
  In-process research and development
    acquired for common stock                          $         --       $  2,067,518       $  2,067,518

                                See notes to consolidated financial statements.

                                                    MicroIslet, Inc.
                                              (A Development Stage Company)
                                           Statements of Stockholders' Equity

                                              PREFERRED STOCK            COMMON STOCK        ADDITIONAL
                                        -------------------------  -------------------------   PAID-IN     ACCUMULATED
                                            Shares       Amount       Shares      Amount       CAPITAL        DEFICIT      TOTAL
                                        ------------ ------------  ------------ ------------ ------------  ------------ ------------
Sale of common stock to
founders, August 21, 1998                         0  $         0    12,594,203  $    12,594  $   (12,110)  $         0  $       484
Stock issued pursuant to
license agreement,
                     September 15, 1998           0            0       344,586          345         (323)            0           22
                                        ------------ ------------  ------------ ------------ ------------  ------------ ------------

Balance, December 31, 1998                        0            0    12,938,789       12,939      (12,433)            0          506

Sale of preferred stock, net:
                            May 4, 1999      82,888           83             0            0      186,417             0      186,500
Net loss                                                                                                       -72,775      (72,775)
                                        ------------ ------------  ------------ ------------ ------------  ------------ ------------

Balance, December 31, 1999                   82,888           83    12,938,789       12,939      173,984       -72,775      114,231

Sale of common stock, net:
                       January 20, 2000           0            0     1,706,679        1,707      498,293             0      500,000
                       January 24, 2000           0            0       500,080          500         (468)            0           32
Payments received for
January 1, 2001 stock sale                        0            0             0            0      500,000             0      500,000
Compensation expense related to
valuation of options issued                       0            0             0            0      211,022             0      211,022
Net loss                                          0            0             0            0            0      -965,235     (965,235)
                                        ------------ ------------  ------------ ------------ ------------  ------------ ------------

Balance, December 31, 2000                   82,888           83    15,145,548       15,146    1,382,831    -1,038,010      360,050


                                    See notes to consolidated financial statements.


                                                    MicroIslet, Inc.
                                              (A Development Stage Company)
                                           Statements of Stockholders' Equity


                                              PREFERRED STOCK            COMMON STOCK        ADDITIONAL
                                      -------------------------  -------------------------   PAID-IN     ACCUMULATED
                                          Shares       Amount       Shares      Amount       CAPITAL        DEFICIT      TOTAL
                                   ------------- ------------- ------------- ------------- ------------- ------------- -------------
Balance, December 31, 2000               82,888            83    15,145,548        15,146     1,382,831    -1,038,010       360,050

Sale of common stock, net:
                  January 1, 2001            --            --     1,706,679         1,707       498,293            --       500,000
                     July 2, 2001            --            --        52,094            52        99,948            --       100,000
                 November 2, 2001            --            --       166,668           166       887,334            --       887,500
Stock issued pursuant to
license agreement,
                 October 16, 2001            --            --       344,586           345     2,067,173            --     2,067,518
Compensation expense related to
valuation of options issued                  --            --            --            --     1,340,746            --     1,340,746
Net loss                                     --            --            --            --            --    (4,894,096)   (4,894,096)
                                   ------------- ------------- ------------- ------------- ------------- ------------- -------------
Balance, December 31, 2001               82,888  $         83    17,415,575  $     17,416  $  6,276,325  $ (5,932,106) $    361,718
                                   ============= ============= ============= ============= ============= ============= =============

Sale of common stock, net:

                   April 24, 2002            --            --       504,620           505     2,430,351            --     2,430,856
                     May 13, 2002            --            --        10,000            10        53,990            --        54,000
                     May 15, 2002            --            --         8,333             8        44,992            --        45,000
                  August 31, 2002            --            --        16,334            17        88,185            --        88,202

33,334 shares due pursuant to
Investment Banking Agreement                 --            --            --            --      (200,000)           --      (200,000)

Conversion of preferred stock
to common stock                         (82,888)          (83)    1,295,332         1,295        (1,212)           --            --

Issuance of shares in merger
with ALD Services, Inc.                      --            --     3,408,398         3,408        (3,408)           --            --

Reverse Merger Warrant Expense               --            --            --            --     3,477,723            --     3,477,723

Compensation expense related to
valuation of options issued                  --            --            --            --       331,473            --       331,473

Net loss                                     --            --            --            --            --    (6,106,135)   (6,106,135)
                                   ------------- ------------- ------------- ------------- ------------- ------------- -------------
Balance, December 31, 2002                   --            --    22,658,592        22,659    12,498,419   (12,038,241)      482,837
                                   ============= ============= ============= ============= ============= ============= =============

                                     See notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1.  DESCRIPTION OF BUSINESS


MicroIslet, Inc. ("MicroIslet", "We" or the "Company") is engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. The Company has not commenced planned principal operations and is considered to be in the development stage. The Company intends to continue its research and development efforts and, ultimately, to begin market introduction of its products.

Prior to May 28, 2002, the Company was known as ALD Services, Inc. ("ALD"). The merger of MicroIslet, Inc., a Delaware corporation ("MSLT-Delaware"), with a wholly-owned subsidiary of ALD was completed on April 24, 2002 (the "Merger"). The Merger was accounted for as a reverse acquisition because former shareholders of MSLT-Delaware owned a majority of the outstanding stock of ALD immediately subsequent to the Merger. Because the Merger was treated as a reverse acquisition, the 2002 condensed consolidated financial information presented herein includes the financial results of MSLT-Delaware for the entire year ended December 31, 2002, and the financial results of the Company (which functions as a holding company after the Merger) for the post-Merger period from April 24, 2002 through December 31, 2002. The 2001 financial information presented herein includes only the financial results of MSLT-Delaware for the year ended December 31, 2001. The financial information from inception includes the financial results of MSLT-Delaware from its inception on August 21, 1998 to December 31, 2002, and the financial results of the Company for the post-Merger period from April 24, 2002 through December 31, 2002. The balance sheet at December 31, 2001 is that of MSLT-Delaware.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred net losses of $6.1 million for 2002, and had an accumulated deficit of $12.0 million as of December 31, 2002. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies and trials. The future funding is subject to continued agreement of a business plan by investors. In the event funding is not obtained, the Company may be required to curtail operations. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

The Company believes that its existing funds will be sufficient to fund its operating expenses and capital requirements into the second quarter of 2003. The Company intends to raise additional debt and/or equity financing to sustain its operations.

Note 2.  SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board, since it has derived only minimal revenues from its activities to date.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain prior year reclassifications have been made to conform to the current year presentation.

Equipment
---------

Equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful asset lives, which range from three to five years. Repairs and maintenance are charged to expense as incurred.

Intangibles and Long-Lived Assets
---------------------------------

The Company's policy regarding long-lived assets is to review such long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the review indicates that long-lived assets are not recoverable (i.e. the carrying amount is less than the future projected undiscounted cash flows), their carrying amount would be reduced to fair value. The Company carries no goodwill on its books at either December 31, 2002 or 2001. Further, during fiscal 2002 and 2001, the Company had no material impairments of intangible assets, which consist primarily of patents.

On January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). Under FAS 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. The adoption of FAS 144 did not have a material impact on the Company's financial statements.

Research and Development
------------------------

Research and development costs are charged to operations when incurred. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock.

Income Taxes
------------

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

Segment Reporting
-----------------

The Company currently operates in a single segment. In addition, financial results are prepared and reviewed by management as a single operating segment. The Company continually evaluates its operating activities and the method utilized by management to evaluate such activities and will report on a segment basis when appropriate to do so.

Stock-Based Compensation
------------------------

We have adopted the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under FAS 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. Since our employee stock options are granted on this basis and we have chosen to use the intrinsic value method, we do not recognize compensation expense for stock option grants. We do, however, include in Note xx pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Deferred charges for options granted to non-employees are determined in accordance with Statement of Financial Accounting Standards No. 123 and EITF 96-18 as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest and are included as unearned stock compensation in the stockholders' equity section of the balance sheet.

Based on FAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Company does not plan to voluntarily change its method of accounting, but has implemented the amended disclosure requirements as shown below:

                                                                 August 21, 1998
                                                                 (Inception) to
                                                                   December 31
                                       2002           2001            2002
                                  -------------   -------------   -------------
Net loss, as reported             $ (6,106,135)   $ (4,894,096)   $(12,038,241)
Adjustment to compensation
expense under SFAS 148                (926,418)       (143,306)     (1,112,499)
                                  -------------   -------------   -------------
Net loss, pro forma               $ (7,032,553)   $ (5,037,402)   $(13,150,740)
                                  =============   =============   =============

Net loss per share, as reported:
 Basic and diluted                $       (.29)   $       (.29)   $       (.66)
                                  =============   =============   =============
Net loss per share, pro forma:
 Basic and diluted                $       (.34)   $       (.30)   $       (.72)
                                  =============   =============   =============

Grant Revenue
-------------

The Company recognizes grant revenue as qualifying research expenses are incurred.

New Accounting Pronouncements
-----------------------------

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation expands on the accounting guidance of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." Companies must implement the initial recognition and measurement provision of Interpretation No. 45 for guarantees issued or modified after December 15, 2002. The disclosures of Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe the adoption of Interpretation No. 45 will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The voluntary transition and amended disclosure requirements are effective for the Company for fiscal years ending after December 15, 2002. The interim reporting requirements are effective for the Company's interim periods beginning January 1, 2003. The Company currently accounts for stock-based employee compensation under the intrinsic value method in accordance with APB No. 25. The Company does not plan to voluntarily change its method of accounting, but had implemented the amended disclosure requirements as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." Interpretation No. 46 provides guidance for identifying a controlling financial interest established by means other than voting interests. It requires consolidation of a variable interest entity by an enterprise that holds such a controlling financial interest. The Interpretation is effective for all newly formed variable interest entities after January 31, 2003. The Interpretation is effective for fiscal years or interim periods beginning after June 15, 2003, for variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. The Company does not believe the adoption of FASB Interpretation No. 46 will have a material impact on its financial statements.

Concentration of Credit Risk
----------------------------

The Company maintains its cash balances in a financial institution and a money market fund at the same institution. Cash balances at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The money market fund is uninsured.

Note 3.        COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                     2002                2001
                                                  ----------          ----------
Equipment
---------
Laboratory equipment                              $ 101,823           $  21,751
Computer equipment                                   41,078              45,152
Furniture and fixtures                               30,655              22,149
Leasehold Improvements                               14,488                  --
Assets in Progress                                   30,000                  --
                                                  ----------          ----------
                                                  $ 218,044           $  89,052

Less accumulated depreciation                       (50,970)            (27,788)
                                                  ----------          ----------

                                                  $ 167,074           $  61,264
                                                  ==========          ==========


Intangible assets
-----------------

Patents                                           $  13,892           $  13,892

Less accumulated amortization                        (1,896)             (1,422)
                                                  ----------          ----------

                                                  $  11,996           $  12,470
                                                  ==========          ==========

Note 4.  LICENSE AGREEMENT

In September 1998, the Company entered into a license agreement with Duke University (Duke). Under the terms of the agreement, the Company has the right to develop and commercialize technology related to therapies for diabetes developed and patented by Duke. The Company issued 344,586 shares of its common stock to Duke upon the execution of the license agreement. The Company issued an additional 344,586 shares to Duke upon issuance of the first patent involving the technology which occurred in October 2001. The Company is obligated to issue an additional 344,586 shares to Duke upon approval of a licensed product. The cost of the license rights is based on the fair value of the Company's stock when earned by Duke and has been expensed as acquired in-process research and development because the technology is in the early development stage and has no foreseeable alternative future uses. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock. The Company is obligated to pay Duke a royalty of 5% of all proceeds generated by any future commercial products derived from the licensed technology. The Company has also reimbursed Duke for research costs related to developing the technology for commercial use. The Company sponsored Duke's research in the amount of $0 in 2002, $252,793 in 2001, and $500,000 from August 21, 1998 (inception) to December 31, 2002. The amount recorded as research expenses due stockholder of $230,000 as of December 31, 2002 represents charges Duke has billed the Company. The amount due, timing and form of payment are currently under negotiation.

Note 5.  COMMITMENTS

The Company has office and laboratory facilities under noncancelable operating leases. Rent expense was $159,827 for the year ended December 31, 2002 and $215,810 from August 21, 1998 (inception) to December 31, 2002. The following is a schedule of total future minimum lease payments under all noncancelable operating leases:

               Year Ending December 31
               -----------------------

                  2003                                        $     207,913
                  2004                                              215,972
                  2005                                              167,732
                  2006                                                2,705
                                                              --------------

                  TOTAL                                       $     594,322
                                                              ==============

Note 6. MERGER OF MSLT-DELAWARE AND A WHOLLY OWNED SUBSIDIARY OF ALD AND SALE OF SECURITIES

On April 24, 2002, the Company consummated an integrated series of transactions which resulted in the effective exchange of 3,913,018 shares of common stock for net proceeds of $2.4 million. As a result, MSLT-Delaware became a wholly owned subsidiary of ALD, which was previously a "public shell entity," through a reverse triangular merger involving MSLT-Delaware, ALD and a newly formed, wholly owned subsidiary of ALD (the "Merger"). For accounting purposes, the Company was deemed to have issued 3,408,398 shares of common stock (the "Merger Shares") in exchange for all of the outstanding equity securities of ALD. ALD had no assets or liabilities at the time of the Merger. Contemporaneous with the Merger, MSLT-Delaware closed a private placement (the "Private Offering") in which it sold 504,620 shares of common stock in exchange for approximately $2.4 million of net cash proceeds. The sale of these common shares was subject to the terms of an Investment Banking Agreement and a Private Placement Memorandum. The terms of the agreements included specified minimum gross offering proceeds of $3 million, and a requirement that MSLT-Delaware complete the aforementioned transaction with a "public shell entity." Pursuant to this private offering, the investors were granted the right to receive additional shares of common stock if MSLT-Delaware sells any securities for less than $6.00 per share. In the event of such a sale, these investors would be entitled to an additional number of shares equal to the number of additional shares they would have received had their initial investment been made at the lower price.

Two individuals who were affiliates of ALD were also then affiliates of ASA Investment Company ("ASA"), which served as the placement agent for the Private Offering. One of these individuals was ALD's former president and sole director ("ALD's President"), and the other individual was the beneficial owner of 76.9% of the ALD's outstanding common stock prior to the Merger ("ALD's majority shareholder"). Certain trusts affiliated with ALD's majority shareholder subscribed for 175,000 MSLT-Delaware shares ($1,050,000 gross proceeds) in the Private Offering. 52,500 of such shares ($315,000 gross proceeds) were purcahsed by one of these trusts as a nominee for a company associated with ALD's President and his brother, who was also then affiliated with ASA. ASA received cash commissions equal to ten percent of the gross Private Offering proceeds, and in connection with the Merger, received an investment banking fee of $200,000 and is owed 33,334 shares of common stock. Cash payments to ASA were withheld from the gross offering proceeds distributed to the Company and have been recorded as a direct reduction to the proceeds received by the Company in the Private Offering. The Company was advised in May 2002 that ALD's majority shareholder, ALD's President and his brother were no longer affiliated with ASA.

The Company believes that the Private Offering and the issuance of the Merger Shares is a single capital raising activity that netted proceeds of approximately $2.4 million. Because of the integrated nature of the transactions described above, no expense has been recorded for either the Merger Shares or the Private Offering shares deemed issued by the Company.

The Merger resulted in a change in control of ALD. The sole director resigned effective upon the close of business on April 24, 2002, and was replaced by a four-member board of directors appointed by MSLT-Delaware. The board of directors expanded to five directors in May 2002.

After the merger, we sold an additional 34,667 shares of our common stock at a price of $6.00 per share in private placements which raised net proceeds of approximately $187,000. These shares were issued and sold on substantially similar terms and conditions as MSLT-Delaware's April 2002 private placement described above and were recorded in May and August 2002 upon receipt of confirming documentation. ASA earned a commission of $20,800 in connection with these subsequent sales.

The Company agreed to file a registration statement with the Securities and Exchange Commission to register for resale all of the shares sold through ASA in private placements. The registration statement was filed July 25, 2002, was subsequently amended, and was declared effective on February 14, 2003.

Note 7.  RELATED PARTIES/ISSUANCE OF WARRANTS

On April 2, 2002, ALD issued an aggregate of 1,000,000 Class A Warrants and 500,000 Class B Warrants to three persons, including ALD's majority shareholder, ALD's President and his brother. The Class A Warrants and the Class B Warrants are referred to collectively as the "Warrants."

Each outstanding Class A Warrant entitles the holder thereof to purchase one share of common stock at a price of $6.00 per share and each outstanding Class B Warrant entitles the holder thereof to purchase one share of common stock at a price of $12.00 per share. Subject to restrictions and limitations contained in an associated Warrant Agreement, both the Class A and the Class B Warrants are generally exercisable by the holders thereof at any time between August 1, 2002 and July 31, 2007. The Warrant Agreement requires the Company to register the shares underlying the Warrants and to maintain an effective registration statement during such time as the Warrants and underlying shares remain outstanding.

The Company has valued the Warrants at approximately $5,900,000. This valuation was determined using the Black-Scholes option pricing model using the five year life of the Warrants, an annual risk free rate of return of 5.2%, volatility of 120% and no dividends.

Because the Warrants related to services provided in connection with the transaction discussed in Note 6 above, these Warrants been recorded as a direct reduction to the proceeds received by the Company in the Private Offering. The excess of the value of the Warrants over the proceeds ($3,477,723) has been recorded as warrant compensation expense.

Note 8.  STOCKHOLDERS' EQUITY

Convertible Preferred Stock
---------------------------

On April 24, 2002 each of the 82,888 shares of preferred stock outstanding was converted into 15.6275 shares of common stock in connection with the Merger.

Stock Splits
------------

Effective November 7, 2000, the Board of Directors authorized a 5-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 3,876,640 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split. Effective October 18, 2001, the Board of Directors authorized a 3.1255-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 11,843,483 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

Stock Options
-------------

During 2000, the Company adopted a stock option plan for employees, outside consultants and directors. There are 4,000,000 common shares available for grant under the plan. The plan allows for incentive options with exercise prices of at least 100% of the fair market value of the Company's common stock and nonqualified options with exercise prices of at least 85% of the fair market value of the Company's common stock. All options have a ten-year life and generally vest over a three-year period.

The Company applies APB Opinion 25 in accounting for stock options granted to employees and directors performing director services. Compensation cost is based on the excess of the fair value of the stock over the exercise price on the measurement date, which is generally the grant date, and is recognized over the vesting period of the options. Compensation cost charged to operations for options granted to employees and directors performing director services was $228,701 in 2002 and $250,583 in 2001, and $690,308 from August 21, 1998
(inception) to December 31, 2002.

The Company applies SFAS 123 and EITF 96-18 in accounting for stock options granted to outside consultants and directors performing advisory services. Compensation cost is recognized over the vesting period based on the fair value of the options at each balance sheet date until the grantee's performance is complete. The fair value of these options was estimated using the Black-Scholes pricing model with the following weighted-average assumptions for the years ended December 31, 2002 and 2001: risk free interest rate of 5%; dividend yield of 0%; volatility of 80% in 2002 and 54% in 2001; expected life of 10 years; and market value of the Company's common stock ranging from $2.05 to $3.50 in 2002 and the estimated value ranging from $0.59 to $6.00 in 2001. Compensation cost charged to operations for options granted to consultants performing advisory services was $102,770 in 2002 and $1,090,163 in 2001, and $1,192,993 from August
21, 1998 (inception) to December 31, 2002.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2002 and 2001: risk free interest rate of 5%; dividend yield of 0%; volatility of 80% in 2002 and 54% in 2001; expected life of 10 years; and market value of the Company's common stock ranging from $2.20 to $6.00 in 2002 and the estimated value ranging from $0.59 to $6.00 in 2001.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Adjustments are made for options forfeited prior to vesting. The effects on compensation expense and net income had compensation cost for employee and director stock options been determined based on fair value at the date of grant consistent with the provisions of SFAS 123. See table disclosure at Note 2.

The following summary presents the options under the plan granted, exercised, expired, forfeited and outstanding at December 31, 2002, 2001 and 2000:


                                                                       Weighted
                                                                       Average
                                                        Number of      Exercise
                                                          Shares         Price
                                                        ----------    ----------
               Outstanding at January 1, 2000                  --     $     .00

               Granted                                  2,203,476     $     .29
               Exercised                                       --            --
               Expired                                         --            --
               Forfeited                                       --            --
                                                        ----------
               Outstanding at December 31, 2000         2,203,476     $     .29

               Granted                                    954,843     $     .39
               Exercised                                       --            --
               Expired                                         --            --
               Forfeited                                       --            --
                                                        ----------
               Outstanding at December 31, 2001         3,158,319     $     .32

               Granted                                    587,898     $    4.18
               Exercised                                       --            --
               Expired                                         --            --
               Forfeited                                 (312,550)          .29
                                                        ----------

               Outstanding at December 31, 2002         3,433,667     $     .94
                                                        ==========

The weighted average fair value of options granted during 2002 and 2001 was $3.49 and $1.16, respectively. The following summary presents the exercise prices, number of options outstanding and exercisable, and the remaining contractual lives of the Company's stock options at December 31, 2002:


                                                                       Weighted
                                                                       Average
                                       Number of Shares               Remaining
                              -------------------------------        Contractual
         Exercise Price       Outstanding         Exercisable           Life
         --------------       ------------        -----------        -----------
              $0.29             2,517,593          1,800,029            7.96
              $0.59               328,180            160,183            8.57
              $5.00               344,000             87,722            9.18
              $4.40                47,000              7,833            9.50
              $2.95               146,894            124,672            9.81
              $2.14                50,000                 --           10.00
                              ------------        -----------
                   Total        3,433,667          2,180,439            8.80
                              ============        ===========

Note 9.  EARNINGS PER SHARE

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible securities. Potential common shares related to convertible preferred stock and stock options were not included in the calculation of diluted earnings per share in 2002 and 2001 because of their anti-dilutive effect.

Note 10.  INCOME TAXES

                                                    2002            2001
                                                                (Restated)
                                                ------------   ------------
         Deferred tax assets:
           Net operating loss carryforwards     $ 2,876,000    $   965,000
           Acquired in-process R&D                       --        885,000
           Stock-based compensation                 511,000        665,000
           Warrants                               1,490,000             --
           Research and Development credit          683,000             --
           Accrued vacation                              --         18,000
                                                ------------   ------------
                                                  5,560,000      2,533,000
         Deferred tax liabilities:
           State taxes                             (462,000)      (178,000)
           Accrual to cash                         (250,000)            --
           Other                                     (5,000)            --
                                                ------------   ------------

         Net deferred tax asset                   4,843,000      2,355,000
         Less valuation allowance                (4,843,000)    (2,355,000)
                                                ------------   ------------

                                                $       -0-    $       -0-
                                                ============   ============

The net deferred tax asset has been fully reserved due to uncertainties as to its realizability. The valuation allowance increased by $2,488,000 in 2002 and $1,945,000 in 2001.

The Company has not recorded income tax expense or benefit for the year ended December 31, 2002, and that period from August 21, 1998 (inception) through December 31, 2002. The net deferred tax asset has been full reserved due to uncertainties as to its realizability. The valuation allowance increased by $2,488,000 in 2002 and $1,945,000 in 2001.

At December 31, 2002, the Company has net operating carryforwards of approximately $6,706,250 for federal and state purposes. The federal and state net operating loss carryforwards begin to expire in 2019 and 2007, respectively.

The provision for income taxes differs from the amount using the statutory federal income tax rate of 34% as follows:

                                                       2002             2001
                                                                      (Restated)
                                                   ------------     ------------
         Federal tax benefit at statutory rate     $ 2,072,000      $ 1,660,000
         State tax benefit, net                        588,000          285,000
         Increase in valuation allowance            (2,488,000)      (1,945,000)
         Other permanent items                          15,000               --
         Stock based compensation                     (187,000)              --
                                                   ------------     ------------

         Provision for income taxes                $       -0-      $       -0-
                                                   ============     ============


Note 11.  EMPLOYEE SAVINGS PLAN

We have established an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan allows participating employees to deposit into tax deferred investment accounts up to 60% of their salary, subject to annual limits. We are not required to make matching contributions under the plan, and we did not make any such contributions in fiscal years 2002 and 2001, nor in any prior period since inception of the plan.

Note 12.       RESTATEMENT

The 2001 financial statements have been restated to correct a misapplication of U.S. generally accepted accounting principles related to accounting for stock options granted to outside consultants and directors performing advisory services. As a result of the restatement, an additional $918,000 of stock compensation expense was recorded for 2001. The additional expense relates to changes in the estimated fair value of the Company's stock between the grant date and December 31, 2001.

The effects of the restatement on the net loss for 2001 are as follows:

         Net loss:
           Previously reported                                           $ (3,976,096)
           Adjustment to record additional stock compensation expense        (918,000)
                                                                         -------------

           Restated                                                      $ (4,894,096)
                                                                         =============

         Basic and diluted net loss per share:
           Previously reported                                           $       (.23)
           Adjustment to record additional stock compensation expense            (.06)
                                                                         -------------

           Restated                                                      $       (.29)
                                                                         =============